Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ASML HOLDING N.V.,

KONA ACQUISITION COMPANY, INC.,

and

CYMER, INC.

and,

solely for the purposes set forth herein,

ASML US INC.

and

KONA TECHNOLOGIES, LLC

dated as of October 16, 2012

TABLE OF CONTENTS

		Page

	Article I

	DEFINITIONS

1.1	Certain Definitions	2

	Article II

	THE MERGERS

2.1	The Mergers	11
2.2	Effects of the Merger	11
2.3	Closing	11
2.4	Effective Time	12

	Article III

	SURVIVING CORPORATION

3.1	Governing Documents Following the Mergers	12
3.2	Directors; Managers	13
3.3	Officers	13

	Article IV

	MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

4.1	Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger	13
4.2	Exchange of Stock Certificates	16
4.3	Stock Options; Restricted Stock Units	18
4.4	Withholding Rights	20
4.5	Section 16 Matters	20

	Article V

	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1	Corporate Organization and Qualification	20
5.2	Capitalization	21
5.3	Authority	23
5.4	Consents and Approvals; No Violation	23

i

5.5	SEC Reports; Financial Statements; Controls	24
5.6	Absence of Certain Changes or Events	26
5.7	Litigation	26
5.8	Proxy Statement; Registration Statement	26
5.9	Taxes	27
5.10	Employee Benefit Plans	29
5.11	Labor Matters	31
5.12	Environmental Laws and Regulations	32
5.13	Property and Assets	33
5.14	Intellectual Property	34
5.15	Compliance with Laws	37
5.16	Company Contracts	38
5.17	Insurance	41
5.18	Suppliers and Customers	41
5.19	Transactions with Affiliates	41
5.20	Brokers and Finders	41
5.21	Opinion of Financial Advisor	41
5.22	No Rights Plan; Takeover Provisions	42

	Article VI

	REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO, MERGER SUB AND MERGER SUB 2

6.1	Corporate Organization and Qualification	42
6.2	Capitalization	43
6.3	Authority	44
6.4	Consents and Approvals; No Violation	45
6.5	SEC Reports; Financial Statements; Controls	46
6.6	Absence of Certain Changes or Events	47
6.7	Litigation	47
6.8	Proxy Statement; Registration Statement	47
6.9	Compliance with Laws	48
6.10	Cash Consideration	48
6.11	Voting Requirements	48
6.12	Interim Operations of Merger Sub and Merger Sub 2	48
6.13	Brokers and Finders	48
6.14	Share Ownership	49

	Article VII

	COVENANTS AND AGREEMENTS

7.1	Conduct of Business of the Company	49
7.2	Conduct of Business of Parent	52
7.3	No Solicitation of Transactions	53
7.4	Stockholders Meeting; Proxy Statement; Registration Statement	57

7.5	Efforts to Complete Transactions	58
7.6	NASDAQ Listing and Delisting	61
7.7	Access to Information	61
7.8	Publicity	62
7.9	Indemnification of Directors and Officers	63
7.10	Employee Matters	64
7.11	Tax Representation Letter	66
7.12	Certain Notifications	66
7.13	Further Assurances	66
7.14	Takeover Laws	67
7.15	Stockholder Litigation	67
7.16	FIRPTA Certificate	67
7.17	Operation of the Surviving Entity	67
7.18	Third Party Contracts	67
7.19	Parent Synthetic Buyback	68

	Article VIII

	CONDITIONS TO CONSUMMATION OF THE MERGER

8.1	Conditions to Each Party’s Obligations to Effect the Merger	68
8.2	Conditions to the Company’s Obligations to Effect the Merger	68
8.3	Conditions to Parent’s, Holdco’s, Merger Sub’s and Merger Sub 2’s Obligations to Effect the Merger	69

	Article IX

	TERMINATION; WAIVER

9.1	Termination by Mutual Consent	70
9.2	Termination by Either Parent or the Company	70
9.3	Termination by Parent	71
9.4	Termination by the Company	71
9.5	Effect of Termination	71
9.6	Extension; Waiver	73

	Article X

	MISCELLANEOUS

10.1	Payment of Expenses	73
10.2	Survival of Representations and Warranties; Survival of Confidentiality	73
10.3	Modification or Amendment	74
10.4	Waiver of Conditions	74
10.5	Counterparts	74
10.6	Governing Law	74
10.7	Jurisdiction; Enforcement; Waiver of Jury Trial	74

10.8	Notices	75
10.9	Entire Agreement; Assignment	76
10.10	Parties in Interest	76
10.11	Obligation of Parent	77
10.12	Severability	77
10.13	Certain Interpretations	77

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 16, 2012 (this “Agreement”), is entered into by and among (i) ASML Holding N.V., a Netherlands public limited liability company (naamloze vennootschap) (“Parent”), (ii) solely for purposes of Article II, Article IV, Article VI and Article X, ASML US Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Holdco”), and Kona Technologies, LLC, a Nevada limited liability company and a wholly owned Subsidiary of Holdco (“Merger Sub 2”), (iii) Kona Acquisition Company, Inc. a Nevada corporation and a wholly owned Subsidiary of Holdco (“Merger Sub”), and (iv) Cymer, Inc., a Nevada corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

WHEREAS, Parent, Holdco and Merger Sub intend that (a) Merger Sub be merged with and into the Company (the “Merger”), (b) immediately after the Merger, Parent, Holdco and Merger Sub 2 intend that the Company be merged with and into Merger Sub 2 (the “Subsequent Merger” and together with the Merger, the “Mergers”) and (c) the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder;

WHEREAS, each of the Supervisory Board of Parent and the Board of Management of Parent, the Board of Directors of each of Holdco and Merger Sub and the sole member of Merger Sub 2 have adopted this Agreement and the transactions contemplated hereby, including the Mergers (as defined in Section 2.1);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its stockholders, (b) adopted this Agreement and the transactions contemplated hereby in accordance with the Nevada Revised Statutes (the “NRS”), and (c) in accordance with the terms and subject to the conditions set forth herein, resolved to recommend that the stockholders of the Company approve this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement and in connection with the transactions contemplated hereby, certain employees of the Company have entered to letter agreements with Parent relating to their continued employment following the Closing (the “Letter Agreements”); and

WHEREAS, Parent, Holdco, Merger Sub, Merger Sub 2 and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Holdco, Merger Sub, Merger Sub 2 and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) As used herein:

An “Affiliate” of, or a Person “affiliated” with, a specific Person is a Person that directly, or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

“Board Recommendation Change” means either of the following, as the context may indicate: (i) any withholding, withdrawal, amendment, qualification or modification by the Company Board (or any committee of the Company Board (a “Committee”)) (or public proposal to do so) in a manner adverse to Parent or Merger Sub, of the Company Board Recommendation or (ii) the Company, the Company Board or a Committee approving, recommending, endorsing, resolving or publicly proposing to approve, recommend or endorse an Acquisition Proposal or recommending against the approval of the Agreement.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York or Amsterdam, The Netherlands or Governmental Entities in the State of Nevada are authorized or required by Law to close.

“CFIUS Approval” means that any of the following shall have occurred: (1) the 30-day review period under Exon-Florio commencing on the date that the filing of a notice accepted by CFIUS shall have expired and parties shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under Exon-Florio or there are no unresolved national security concerns, or (2) an investigation shall have been commenced after such 30-day review period and CFIUS shall have determined to conclude all deliberative action under Exon-Florio without sending a report to the President of the United States, and parties shall have received written notice from CFIUS that either the transactions contemplated hereby do not constitute a “covered transaction” under Exon-Florio or there are no unresolved national security concerns, and all action under Exon-Florio is concluded with respect to the transactions contemplated hereby, or (3) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under Exon-Florio during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Investment Program” means Parent’s customer co-investment program announced on July 9, 2012, in which certain customers of Parent will contribute funds up to EUR 1.38 billion over the next five (5) years to accelerate the development of 450-millimeter wafer platform and the next generation of EUV systems and acquire depositary receipts for Parent Ordinary Shares.

“Company Board Recommendation” means the recommendation by the Company Board to the stockholders of the Company to vote in favor of the approval of this Agreement at the Stockholders Meeting.

“Company Common Stock” means the common stock, par value $.001 per share, of the Company.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent in connection with this Agreement.

“Company Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole (provided, that none of the following, in and of itself or themselves, shall constitute a Company Material Adverse Effect: (A) effects resulting from changes in the economy or securities, credit, financial or capital markets generally in the United States or other countries in which the Company and its Subsidiaries conduct material operations; (B) effects resulting from worsening of geopolitical conditions in the United States or any other country in which the Company and its Subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which the Company and its Subsidiaries conduct material operations; (C) effects resulting from changes that are the result of factors generally affecting the industry in which the Company and its Subsidiaries operate; (D) effects resulting from changes in GAAP; (E) effects resulting from (i) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenue or earnings, or (ii) any change, in and of itself, in the market value or trading volume of shares of Company Common Stock for any period ending on or after the date of this Agreement; provided, further, that the exception in this clause (E) shall not prevent or otherwise affect any change, state of facts, circumstance, occurrence, event or development underlying such failure or change from being taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; (F) changes in Law; (G) effects resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby, including the effect on employees, customers, suppliers or other business partners to the extent related to the identity of Parent; (H) any action required to be taken or not taken with the consent of Parent or pursuant to or in accordance with this Agreement; and (I) reductions in (i) the level of purchases by Parent or any of its Subsidiaries of products and services of the Company or its Subsidiaries, except in circumstances where such reductions are attributable to a failure by the Company or its Subsidiaries to provide products and services in a manner and level of quality consistent with past practices (to the extent that such failure materially adversely affects such products and services) or a breach under Contracts between or among the parties or their respective Subsidiaries, and (ii) the research and development support provided by Parent or any of its Subsidiaries to the Company or any of its Subsidiaries, except in circumstances where such reductions are attributable to a breach of Contract, on the part of the Company or any of its Subsidiaries; provided, further, that, with respect to clauses (A), (B), (C), (D) and (F), effects resulting from any change, state of facts, circumstance, occurrence, event or development that has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the industry in which the Company and its Subsidiaries operate may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Company Owned IP” means all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications (including Internet domain names) and material unregistered Trademarks and (iii) Copyright registrations and applications and material unregistered Copyrights, in each case owned by the Company or any of its Subsidiaries in any jurisdiction in the world as of the date hereof.

“Company Owned Technology” means Technology owned by the Company or any of its Subsidiaries.

“Company Permitted Liens” means (i) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (ii) Liens imposed by applicable Law for (A) taxes not yet due and payable or (B) taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which, in each case, adequate reserves, in accordance with GAAP, have been established, (iii) Liens disclosed in the Company Reports, (iv) Liens arising under or in connection with building and zoning laws, codes, ordinances, and state and federal regulations governing the use of land, (v) Liens that constitute non-exclusive licenses to Intellectual Property or Technology entered in the ordinary course of business, and (vi) any Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

“Company Used Technology” means Technology currently used by the Company or any of its Subsidiaries.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Employee Benefit Plan” means each deferred compensation, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any ERISA Affiliate or to which the Company or an ERISA Affiliate is party, for the benefit of any employee or former employee of the Company or any Subsidiary.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code.

“Euronext” means Euronext Amsterdam N.V., the company operating the Euronext Amsterdam Stock Exchange or any successor thereof.

“EUV” means extreme ultraviolet.

“EUV Technologies” any EUV light source technologies, systems or components

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Foreign Merger Control Laws” means the Competition Laws in the following countries that relate to merger control: Germany, Israel, Japan, South Korea, and Taiwan.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental entity including any U.S. federal, state or local, or foreign government, or any legislature, or governmental subdivision, department, agency, regulatory or administrative body, board, commission, court, tribunal or other instrumentality.

“Intellectual Property” means all intellectual property rights of any kind or nature, including all (i) trademarks, service marks, brand names, certification marks, logos, trade dress, trade names and corporate names, Internet domain names, designs, slogans, other indications of origin and general intangibles of like nature, including all goodwill, common law rights, registrations and applications related to the foregoing (“Trademarks”), (ii) copyrights and mask works, including, without limitation, all registrations and applications related to the foregoing (“Copyrights”), (iii) patents, patent applications and industrial designs, including all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing (“Patents”), and (iv) trade secrets.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of such person’s direct reports, of the individuals listed on Section 1.1 of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry of such person’s direct reports, of the individuals listed on Section 1.1 of the Parent Disclosure Letter.

“Liens” means any liens, statutory liens, pledges, mortgages, security interests, charges, easements, rights of way, covenants, restrictions, rights, conditional sale or other title retention agreements, encumbrances, claims and options of any nature.

“NASDAQ” means the Nasdaq Global Select Market.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with this Agreement.

“Parent Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries taken as a whole (provided, that none of the following, in and of itself or themselves, shall constitute a Parent Material Adverse Effect: (A) effects resulting from changes in the economy or securities, credit, financial or capital markets generally in the United States or other countries in which Parent and its Subsidiaries conduct material operations; (B) effects resulting from worsening of geopolitical conditions in the United States or any other country in which Parent and its Subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which Parent and its Subsidiaries conduct material operations; (C) effects resulting from changes that are the result of factors generally affecting the industry in which Parent and its Subsidiaries operate; (D) effects resulting from changes in GAAP or International Financial Reporting Standards; (E) effects resulting from (i) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions of revenue or earnings, or (ii) any change, in and of itself, in the market value or trading volume of Parent Ordinary Shares for any period ending on or after the date of this Agreement; provided, further, that the exception in this clause (E) shall not prevent or otherwise affect any change, state of facts, circumstance, occurrence, event or development underlying such failure or change from being taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; (F) changes in Law; (G) effects resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby, including the effect on employees, customers, suppliers or other business partners to the extent related to the identity of the Company; and (H) any action required to be taken or not taken with the consent of the Company or pursuant to and in accordance with this Agreement; provided, further, that, with respect to clauses (A), (B), (C), (D) and (F), effects resulting from any change, state of facts, circumstance, occurrence, event or development that has had or would reasonably be expected to have a disproportionate adverse effect on Parent and its Subsidiaries compared to other companies operating in the industry in which Parent and its Subsidiaries operate may be considered for purposes of determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur).

“Parent Ordinary Shares” means the ordinary shares, nominal value EUR 0.09 per share, of Parent.

“Parent Synthetic Buyback” means the synthetic share buy-back in connection with the Co-Investment Program, as described and conducted in all material respects in accordance with Section 3.2 of the Parent Shareholders’ Circular filed as Exhibit 99.2 to the Form 6-K filed by Parent with the SEC on July 24, 2012 (the “Circular”), which will result in a return of capital to shareholders who do not participate in the Co-Investment Program in an amount approximately equal to the proceeds from the share issuances to the Co-Investment Program participants, followed by a reverse share-split.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and all documentation, including user manuals and training materials for any of the foregoing.

“Subsidiary” means, with respect to any party, any Person of which (i) such party or any Subsidiary of such party owns more than fifty percent (50%) of the outstanding equity or voting securities or interests of such Person, or (ii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such Person.

“Tax” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

“Taxing Authority” means any federal, state, local, or foreign government authority responsible for the assessment, determination, collection or imposition of any Tax (including the U.S. Internal Revenue Service).

“Tax Return” means any and all returns, reports or similar filings (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Technology” means, collectively, (i) all designs, formulas, algorithms, procedures, processes, techniques, ideas, know-how, Software, Internet websites and web content, tools, inventions (whether patentable or unpatentable, or covered by industrial designs, and whether or not reduced to practice), invention disclosures, creations, models, methodologies and other similar items, (ii) all recordings, graphs, drawings, reports, analyses, other writings and any other tangible embodiment of the foregoing, in any form or media, whether or not specifically listed herein and (iii) all related technology and documentation with respect to any of the foregoing.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Acquisition Proposal	7.3(a)
Affiliate	1.1(a)
Agreement	Preamble
Alternative Transaction	9.5(b)(v)
Anti-Bribery Laws	5.15(b)(i)
Anti-takeover Laws	5.22
Articles of Merger	2.4
Board Recommendation Change	1.1(a)
Burdensome Condition	7.5(d)
Business Day	1.1(a)
Cash Consideration	4.1(a)(v)
CFIUS	7.5(a)
CFIUS Approval	1.1(a)
Change in Control Employees	7.10(a)
Circular	1.1(a)
Closing	2.3
Closing Date	2.3
Code	1.1(a)
Co-Investment Program	1.1(a)
Committee	1.1(a)
Company	Preamble
Company Articles	5.1
Company Board	Recitals
Company Board Recommendation	1.1(a)
Company Bylaws	5.1
Company Capital Stock	5.2(a)
Company Common Stock	1.1(a)
Company Contracts	5.16(a)
Company Disclosure Letter	1.1(a)
Company Financial Statements	5.5(b)
Company Material Adverse Effect	1.1(a)
Company Option	4.3(a)
Company Owned IP	1.1(a)
Company Owned Technology	1.1(a)
Company Permits	5.15(a)
Company Permitted Liens	1.1(a)
Company Preferred Stock	5.2(a)
Company Real Property	5.13(a)
Company Real Property Leases	5.13(b)
Company Registered IP	5.14(a)
Company Reports	5.5(a)
Company RSU	4.3(b)
Company Stockholder Approval	5.3
Company Technology	1.1(a)
Competition Laws	1.1(a)
Confidentiality Agreement	10.2

Continuation Period	7.10(a)
Continuing Employees	7.10(a)
Contract	5.16(a)(i)
Conversion Ratio	4.1(a)(v)
Copyrights	1.1(a)
Divestiture Assets	7.5(d)
Dutch Compensation Amount	4.1(a)(v)
Effective Time	2.4
Employee Benefit Plan	1.1(a)
Environmental Claim	5.12(c)
Environmental Laws	5.12(a)
ERISA	1.1(a)
ERISA Affiliate	1.1(a)
ESPP	4.3(c)
Euronext	1.1(a)
EUV	1.1(a)
EUV Technologies	1.1(a)
Exchange Act	1.1(a)
Exchange Agent	4.2(a)
Exchange Agent Agreement	4.2(a)
Excluded Shares	4.1(c)
Exon-Florio	7.5(a)
Export Control Laws	5.15(d)
Foreign Merger Control Laws	1.1(a)
Foreign Plan	5.10(i)
GAAP	1.1(a)
Governmental Entity	1.1(a)
Holdco	Preamble
HSR Act	5.4(a)(ii)
Indebtedness	7.1(n)
Indemnified Parties	7.9(b)
Intellectual Property	1.1(a)
Intervening Event	7.3(c)
Intervening Event Board Recommendation Change	7.3(c)
Knowledge of Parent	1.1(a)
Knowledge of the Company	1.1(a)
Law	5.15(a)
Letter of Transmittal	4.2(b)
Liens	1.1(a)
Materials of Environmental Concern	5.12(a)
Merger	Recitals
Merger Consideration	4.1(a)(i)
Merger Sub	Preamble
Merger Sub 2	Preamble
Merger Sub Capital Stock	6.2(g)
Mergers	Recitals

NASDAQ	1.1(a)
NRS	Recitals
Open Source	5.14(e)
Order	5.15(a)
Parent	Preamble
Parent Articles	6.1
Parent Capital Stock	6.2(a)
Parent Disclosure Letter	1.1(a)
Parent Financial Statements	6.5(b)
Parent Material Adverse Effect	1.1(a)
Parent or Merger Sub Permits	6.9
Parent Ordinary Shares	1.1(a)
Parent Reports	6.5(a)
Parent Representatives	7.7(a)
Parent RSU	4.3(b)
Parent Stock Consideration	4.1(a)(v)
Parent Stock Option	4.3(a)
Parent Stock Price	4.1(b)
Parent Synthetic Buyback	1.1(a)
Patents	1.1(a)
Permits	5.4(a)(ii)
Person	1.1(a)
Proxy Statement	5.8(a)
Registration Statement	5.8(a)
Sarbanes-Oxley Act	1.1(a)
SEC	5.5(a)
Securities Act	1.1(a)
Software	1.1(a)
Stock Award Exchange Ratio	4.3(a)
Stockholders Meeting	5.8(a)
Subsequent Articles of Merger	2.4
Subsequent Merger	Recitals
Subsidiary	1.1(a)
Superior Acquisition Proposal	7.3(g)
Surviving Corporation	2.1
Surviving Corporation Capital Stock	4.1(d)
Surviving Entity	2.1
Surviving LLC	2.1
Tax	1.1(a)
Tax Return	1.1(a)
Taxing Authority	1.1(a)
Technology	1.1(a)
Termination Date	9.2
Third Party	7.3(a)
Trademarks	1.1(a)
Union Continuing Employees	7.10(a)

Voting Company Debt	5.2(c)
WARN	5.11(c)
Year-End Balance Sheet	5.5(g)

ARTICLE II

THE MERGERS

2.1 The Mergers.

(a) In accordance with the terms and subject to the conditions of this Agreement, at the Effective Time, the Company and Merger Sub shall consummate the Merger in which (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub thereupon shall cease and (iii) the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Nevada.

(b) Immediately after the Effective Time, in accordance with NRS 92A and 86, the Surviving Corporation and Merger Sub 2 shall consummate the Subsequent Merger in which (i) the Surviving Corporation shall be merged with and into Merger Sub 2, (ii) the separate corporate existence of the Surviving Corporation thereupon shall cease and (iii) Merger Sub 2 shall continue as the surviving company in the Subsequent Merger (the “Surviving LLC” and, together with the Surviving Corporation, the “Surviving Entity”).

2.2 Effects of the Mergers.

(a) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of NRS 92A. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation, all as provided in NRS 92A and other applicable Laws of the State of Nevada.

(b) At and after the effective time of the Subsequent Merger, the Subsequent Merger shall have the effects set forth in this Agreement, the Subsequent Articles of Merger and in the relevant provisions of NRS 92A and NRS 86. Without limiting the generality of the foregoing, at the effective time of the Subsequent Merger, all the properties, rights, privileges, powers, immunities and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving LLC, and all claims, obligations, liabilities, debts and duties of the Surviving Corporation and Merger Sub 2 shall become the claims, obligations, liabilities, debts and duties of the Surviving LLC, all as provided in NRS 92A and NRS 86 and other applicable Laws of the State of Nevada.

2.3 Closing. The closing of the Mergers (the “Closing”) shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New

York 10036-6522, on the third Business Day following the date on which the last of the conditions set forth in Article VIII hereof shall be satisfied, or, to the extent not prohibited by Law, waived in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent not prohibited by Law, waiver of those conditions) or (b) at such other place, time and date as Parent and the Company may mutually agree in writing. The date on which the Closing takes place is referred to herein as the “Closing Date.”

2.4 Effective Time. In accordance with the terms and subject to the conditions set forth in this Agreement, as promptly as practicable on the Closing Date, the Company and Parent will cause articles of merger (the “Articles of Merger”) to be filed with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the relevant provisions of the NRS, and the parties hereto shall take such other and further actions as may be required by Law to make the Merger effective. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Nevada, or at such later time as is specified in the Articles of Merger and as is agreed to by the Company and Parent in writing (the date and time that the Merger becomes effective being hereinafter referred to as the “Effective Time”). Immediately following the Effective Time, Parent and the Surviving Corporation shall cause articles of merger relating to the Subsequent Merger (the “Subsequent Articles of Merger”) to be filed with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the relevant provisions of the NRS, and the parties hereto shall take such other and further actions as may be required by Law to make the Subsequent Merger effective. The Subsequent Merger shall become effective upon the filing of the Subsequent Articles of Merger with the Secretary of State of the State of Nevada.

ARTICLE III

SURVIVING CORPORATION

3.1 Governing Documents Following the Mergers.

(a) At the Effective Time, the Amended and Restated Articles of Incorporation of the Company shall be amended and restated to read as the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Cymer, Inc.”, and as so amended and restated, shall be the Articles of Incorporation of the Surviving Corporation, until thereafter further amended in accordance with the NRS and the Articles of Incorporation. At the Effective Time, the Amended and Restated Bylaws of the Company shall be amended and restated to read as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Cymer, Inc.”, and as so amended and restated shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the NRS and the Articles of Incorporation of the Surviving Corporation and such Bylaws.

(b) Immediately after the effectiveness of the Subsequent Merger, the limited liability company agreement of Merger Sub 2 as in effect immediately prior to the Subsequent Merger shall be the limited liability company agreement of the Surviving LLC until thereafter changed or amended as provided therein or by applicable Law, except that the name of the

Surviving LLC shall be “Cymer, LLC”. Immediately after the effectiveness of the Subsequent Merger, the articles of organization of Merger Sub 2 as in effect immediately prior to the Subsequent Merger shall be the articles of organization of the Surviving LLC until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Surviving LLC shall be “Cymer, LLC.”

3.2 Directors; Managers. The Company shall use its reasonable best efforts to cause the removal or resignation of its existing directors, effective upon the Effective Time. Parent and the Surviving Corporation shall cause the managers of Merger Sub 2 to be the initial managers of the Surviving LLC until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the articles of organization and limited liability company agreement of the Surviving LLC.

3.3 Officers. The officers of the Company (other than such officers who Parent determines, as set forth in a written notice to the Company, shall not remain officers at the Surviving Corporation) immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Articles of Incorporation and such Bylaws of the Surviving Corporation. The officers of the Surviving Corporation shall be the initial officers of the Surviving LLC until their successor have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the articles of organization and limited liability company agreement of the Surviving LLC.

ARTICLE IV

MERGER CONSIDERATION; CONVERSION OR

CANCELLATION OF SHARES IN THE MERGER

4.1 Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger.

(a) Merger Consideration.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Holdco, Merger Sub, the Company, the Surviving Corporation or the holders of any shares of Company Capital Stock or the holders of any capital stock of Merger Sub, (A) each issued and outstanding share of Company Common Stock (other than Excluded Shares (as defined in Section 4.1(c)) shall, by virtue of the Merger, be converted into the right to receive under applicable Law and from Holdco, pursuant to Section 4.2, upon the surrender of the certificates evidencing the Company Common Stock (or evidence of shares in book entry form), (x) the Parent Stock Consideration, which Parent Stock Consideration shall, for purposes of the Laws of The Netherlands, be paid up by the holders of the shares of Company Common Stock as described in Section 4.1(a)(ii) below, and (y) the Cash Consideration (together, the “Merger Consideration”), without interest thereon, and such shares of Company Common Stock (or evidence of shares in book entry form) automatically shall be cancelled and extinguished, in accordance with Section 4.2 and (B) each holder of shares of Company Capital Stock (other than holders of Excluded Shares) shall be entitled to receive from Parent the Dutch Compensation Amount (as defined in clause (v) below) to be set off against the obligation to pay up the Parent Ordinary Shares as described in Section 4.1(a)(ii). Parent shall cause Holdco to take all applicable actions required under this Section 4.1(a)(i).

(ii) By virtue of the Merger and without any further action on the part of the holders of the shares of Company Common Stock, each such holder shall be deemed to have subscribed hereunder for the Parent Ordinary Shares to be issued to such holder in accordance with this Article IV. In accordance with the Laws of The Netherlands, each such holder, as a result of such deemed subscription, shall be obligated to pay up such Parent Ordinary Shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount (as defined below) to which such holder is entitled by virtue of the Merger. Such obligation shall be satisfied by each such holder, upon exchange of certificates (or evidence of shares in book entry form) in accordance with Section 4.2, by set off against its right to receive the Dutch Compensation Amount. In no event shall such obligation reduce the amount of Merger Consideration to which such holder is entitled hereunder.

(iii) Holdco’s obligation to deliver the Merger Consideration to holders of shares of Company Common Stock in accordance with the terms and subject to the conditions set forth in this Article IV, may be assigned, in whole or in part, to Parent or any of Parent’s Subsidiaries; provided, however, that no such assignment shall relieve Holdco of its obligations hereunder.

(iv) Notwithstanding the foregoing and subject to Section 7.1(c), if prior to the Effective Time the outstanding shares of Company Common Stock or Parent Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination or exchange of shares or other similar transaction, and, in each such case, the record date for such transaction is between the date of this Agreement and the Effective Time, then any number or amount contained herein that is based upon the number of shares of Company Common Stock or Parent Ordinary Shares, as the case may be, will be adjusted as appropriate to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (A) any stock repurchase by Parent, (B) the reverse stock split and any other actions associated with the Parent Synthetic Buyback or any similar transaction, shall not require or result in any adjustment hereunder. As provided in Section 4.4, the right of any holder of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law.

(v) Definitions. For purposes hereof, the following terms have the following respective meanings:

“Cash Consideration” means an amount per share of Company Common Stock in cash equal to US $20.00.

“Conversion Ratio” shall equal 1.1502.

“Dutch Compensation Amount” equals the Euro par value amount required to satisfy the pay up obligation resulting from the deemed subscription by each holder of Company Common Stock (other than holders of Excluded Shares) of the amount of whole Parent Ordinary Shares to be issued to such holder in accordance with this Article IV.

“Parent Stock Consideration” means an amount of Parent Ordinary Shares equal to the Conversion Ratio.

(b) No Fractional Shares. No fractional Parent Ordinary Shares shall be issued in the Merger. In lieu thereof, each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Ordinary Shares shall be entitled to receive cash in an amount equal to the product obtained by multiplying (A) the average of the last reported sales prices of Parent Ordinary Shares, calculated to two (2) decimal places, as reported on NASDAQ, on each of the five (5) trading days ending on the third trading day immediately preceding the Closing Date (the “Parent Stock Price”) by (B) the fractional Parent Ordinary Shares to which such holder would otherwise be entitled. The Exchange Agent shall make available such amounts to such holders of Parent Ordinary Shares without interest, subject to and in accordance with Section 4.2.

(c) At the Effective Time, each share of Company Common Stock issued and outstanding and owned by Parent, Holdco, Merger Sub, Merger Sub 2 or any other wholly owned Subsidiary of Parent, or held in the treasury of the Company or owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall cease to be outstanding, and automatically shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(d) At the Effective Time, each share of Merger Sub Capital Stock outstanding immediately prior to the Effective Time shall be converted into a share of capital stock of the Surviving Corporation (the “Surviving Corporation Capital Stock”).

(e) Dissenting Shares. Pursuant to NRS 92A.390, no dissenter’s rights or rights of appraisal will apply in connection with the Merger.

(f) Conversion of Surviving Corporation Common Stock. At the effective time of the Subsequent Merger, and without any action on the part of Parent, Holdco, the Surviving Corporation, Merger Sub 2 or any holder of shares or other equity interests thereof, each share of Surviving Corporation Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into one limited liability company interest of the Surviving LLC and shall constitute the only limited liability company interests of the Surviving LLC. From and after the effective time of the Subsequent Merger, all certificates representing shares of Surviving Corporation Capital Stock shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving LLC into which they were converted in accordance with the immediately preceding sentence.

4.2 Exchange of Stock Certificates. Certificates (or evidence of shares in book entry form) for shares of Company Common Stock shall be exchanged for the Merger Consideration in accordance with the following procedures:

(a) Prior to the Closing, Parent shall appoint an agent reasonably acceptable to the Company to act as exchange agent under this Agreement (the “Exchange Agent”) and who shall serve pursuant to an agreement between Parent, Holdco and the Exchange Agent, the terms of and conditions of which are reasonably satisfactory to the Company (the “Exchange Agent Agreement”). Immediately prior to the Closing, Parent shall, or shall cause Holdco to, deliver to the Exchange Agent, in trust for the benefit of the holders of Company Common Stock an amount in cash equal to the Cash Consideration multiplied by the number of shares of Company Common Stock to be converted in the Merger plus any cash due in lieu of fractional shares pursuant to Section 4.1(b).

(b) As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify, subject to the Company’s reasonable approval, together with instructions thereto. Upon (i) in the case of shares of Company Common Stock represented by a certificate, the surrender of such certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive (and the Exchange Agent shall deliver) (A) certificates (or electronic equivalents) representing the number of Parent Ordinary Shares into which such shares of Company Common Stock shall have been converted in the Merger, and (B) a bank check for an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock to be converted plus any cash due in lieu of fractional shares pursuant to Section 4.1(b).

(c) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration shall be paid to the holder of any certificates (or electronic equivalents) for Company Common Stock not surrendered until such certificates (or electronic equivalents) for Company Common Stock are surrendered or transferred, as the case may be, as provided in this Section 4.2 Subject to the effect of applicable Laws, following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the Parent Ordinary Shares have been registered, (i) the amount of all dividends or other distributions, if any, with a record date on or after the Effective Time and previously paid or payable on the date of such surrender with respect to such surrendered securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(d) In no event shall the holder of any surrendered certificates (or evidence of shares in book entry form) be entitled to receive interest on any of the Cash Consideration to be received in the Merger.

(e) If any certificate (or electronic equivalents) for such Parent Ordinary Shares or check for the Cash Consideration is to be issued in the name of a Person other than the Person in whose name the certificates (or electronic equivalents) surrendered for exchange therefor are registered, it shall be a condition of the exchange that the certificates (or electronic equivalents) so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a Person other than the registered holder of the certificates (or electronic equivalents) surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(f) If, for any reason (including losses), the Exchange Agent shall not have sufficient funds or Parent Ordinary Shares to pay the amounts to which holders of Company Common Stock are entitled under this Article IV, Parent and the Surviving Entity shall take all steps necessary to promptly deposit with the Exchange Agent additional cash and Parent Ordinary Shares sufficient to make all payments required under this Article IV. Any funds deposited with the Exchange Agent (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article IV shall thereafter look only to Parent and the Surviving Entity for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article IV, in each case without any interest thereon.

(g) If any certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such amount as Parent or the Exchange Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such certificate, Parent shall direct the Exchange Agent to issue, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such certificate, as contemplated by this Article IV.

(h) None of the Company, Parent, Holdco, Merger Sub, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any Parent Ordinary Shares (or dividends or distributions with respect thereto) or cash deposited with the Exchange Agent, in each case, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration, any cash in lieu of fractional Parent Ordinary Shares and any dividends or distributions remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Entity free and clear of any claims or interests of any Person previously entitled thereto.

(i) The Exchange Agent shall invest any of the funds deposited with the Exchange Agent as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investment shall become a part of the exchange fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. No investment of the funds shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article IV, and following any net losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the applicable holders of any shares of Company Common Stock immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the funds. No investment of the funds shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(j) Except for the right to surrender of the certificate(s) (or evidence of shares in book entry form) representing the Company Common Stock in exchange for the right to receive the Merger Consideration with respect to each share of Company Common Stock and any cash in lieu of fractional Parent Ordinary Shares, all shares of Company Common Stock shall no longer be outstanding and automatically shall be cancelled and shall cease to exist at the Effective Time and each holder of Company Common Stock shall cease to have any rights as a stockholder of the Company, and no transfer of Company Common Stock shall thereafter be made on the stock transfer books of the Surviving Corporation.

4.3 Stock Options; Restricted Stock Units.

(a) Except as set forth in Section 4.3(a) of the Company Disclosure Letter, at the Effective Time, each option to purchase shares of Company Common Stock granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time (a “Company Option”), whether or not vested or exercisable, (i) shall, to the extent vested and exercisable as of immediately prior to the Effective Time, be cancelled and the holder thereof shall be entitled to receive in respect thereof, a cash payment equal to the excess, if any, of (A) the sum of (1) the Cash Consideration and (2) the product of (x) the Parent Stock Price multiplied by (y) the Conversion Ratio, over (B) the per share exercise price of the Company Option or (ii) with respect to each other Company Option, shall be assumed by Parent and shall be converted into a stock option (a “Parent Stock Option”) to acquire Parent Ordinary Shares in accordance with this Section 4.3. Each Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time, except that each Parent Stock Option as so assumed and converted shall be for that number of whole Parent Ordinary Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to the related Company Option immediately prior to the Effective Time and (ii) the Stock Award Exchange Ratio, at an exercise price per Parent Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock of such Company Option by (y) the Stock Award Exchange Ratio; provided, that the exercise price and the number of Parent Ordinary Share subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of (i) the Conversion Ratio and (ii) the quotient obtained by dividing (1) the Cash Consideration by (2) the Parent Stock Price.

(b) Except as set forth in Section 4.3(b) of the Company Disclosure Letter, at the Effective Time, each restricted stock unit award granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time (a “Company RSU”) that is not then vested shall be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU”) to acquire Parent Ordinary Shares in accordance with this Section 4.3. Each Parent RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSU immediately prior to the Effective Time, except that each Parent RSU as so assumed and converted shall be for that number Parent Ordinary Shares equal to the product of (i) the number of shares of Company Common Stock underlying the related Company RSU multiplied by (ii) the Stock Award Exchange Ratio.

(c) Immediately prior to the Closing, in the case of any outstanding purchase rights under the Company’s 1996 Employee Stock Purchase Plan, as amended (the “ESPP”), (i) the then-current purchase period under the ESPP shall end and each participant’s accumulated payroll deduction shall be used to purchase Company Common Stock in accordance with the terms of the ESPP, (ii) such Company Common Stock shall be treated the same as all other shares of Company Common Stock in accordance with Section 4.1(a) of this Agreement, and (iii) the ESPP shall terminate immediately after such purchases, and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the Company Common Stock shall be cancelled and of no further force or effect.

(d) Prior to the Effective Time, the Company shall take all necessary actions to effect the measures contemplated by this Section 4.3, including adoption of any plan amendments, obtaining Company Board approval and/or obtaining any consents. Not later than the Closing Date, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Ordinary Shares subject to such Parent Stock Options or Parent RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the related prospectus or prospectuses) for so long as such Parent Stock Options and Parent RSUs remain outstanding.

4.4 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Entity, Holdco, Parent and their respective agents shall be entitled to deduct and withhold from the consideration or any other amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Tax Law. If the Exchange Agent, the Surviving Entity, Holdco, Parent or any of their respective agents, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Options or Company RSUs in respect of which the Exchange Agent, the Surviving Entity, Parent or the agent, as the case may be, made such deduction and withholding. The Exchange Agent, the Surviving Entity, Parent or any of their respective agents, as the case may be, shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

4.5 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent not prohibited under applicable Law) to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) resulting from the transactions contemplated by this Article IV by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly disclosed in (a) the Company Reports filed or furnished after December 31, 2011 and prior to the date hereof (excluding any disclosures set forth in any section of a Company Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature) without giving effect to any amendment to any such Company Reports filed on or after the date prior to the date hereof or (b) specifically numbered sections of the Company Disclosure Letter, referencing the representations and warranties in this Agreement to which it applies; provided, that (i) any facts, items or exceptions disclosed in any section of the Company Disclosure Letter shall be deemed to be disclosed on another section of the Company Disclosure Letter if the relevance of such fact, item or exception to such other section is reasonably apparent on its face whether or not included in a specifically numbered section referencing the representations or warranties to which it applies and (ii) any listing of any fact, item or exception in any section of the Company Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise, the Company represents and warrants to Parent, Holdco, Merger Sub and Merger Sub 2 as follows:

5.1 Corporate Organization and Qualification. Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized,

validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation or organization and is qualified and, if applicable, in good standing as a foreign corporation, limited liability company or other legal entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Each of the Company and its Subsidiaries has all requisite corporate, limited liability company or other legal power and authority, and possesses all material Permits necessary, to own, lease or otherwise hold its properties and other assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. The Company previously has made available to Parent complete and correct copies of the Company’s Second Amended and Restated Articles of Incorporation (as amended, the “Company Articles”) and Amended and Restated Bylaws (as amended, the “Company Bylaws”), and the equivalent organizational documents of each of the Company’s Subsidiaries.

5.2 Capitalization.

(a) The authorized capital stock of the Company (the “Company Capital Stock”) consists of 105,000,000 shares, 100,000,000 shares of which are designated as Company Common Stock, and 5,000,000 shares of which are designated as preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of October 15, 2012, 31,126,409 shares of Company Common Stock were issued and outstanding, and no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, the Company Articles, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. No shares of Company Capital Stock are held in the treasury of the Company and no shares of Company Capital Stock are held by Subsidiaries of the Company.

(b) (i) As of October 14, 2012, 931,389 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options. Section 5.2(b)(i) of the Company Disclosure Letter lists, as of the close of business on October 14, 2012, all outstanding Company Options, the number of shares of Company Common Stock subject to each Company Option, the grant dates and exercise prices of each Company Option, the vesting schedule of each Company Option, and the names of the holders thereof.

(ii) As of October 14, 2012, 1,564,504 shares of Company Common Stock were reserved for issuance upon the settlement of outstanding Company RSUs. Section 5.2(b)(ii) of the Company Disclosure Letter lists, as of the close of business on October 14, 2012, all outstanding Company RSUs, the grant dates of each award of Company RSUs, the vesting schedule of each award of Company RSUs, and the names of the holders thereof.

(iii) As of October 14, 2012, 1,350,472 shares of Company Common Stock were available for issuance pursuant to additional grants of Company Options and Company RSUs under the Company’s equity compensation plans and arrangements.

(iv) As of October 14, 2012, 233,031 shares of Company Common Stock were available for issuance under the ESPP.

(c) Except as set forth above, there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which the Company or any of its Subsidiaries is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Company Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Company Capital Stock or any shares of the capital stock of any of its Subsidiaries. All outstanding shares of Company Common Stock, Company Options and Company RSUs have been issued in compliance, in all material respects, with any applicable federal or state securities Laws. There are no bonds, debentures, notes or other indebtedness or debt securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or such Subsidiary may vote (“Voting Company Debt”). Except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Common Stock. There are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries.

(d) All outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are owned by the Company or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Liens, except for Company Permitted Liens.

(e) Section 5.2(e) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Subsidiary of the Company or any of its Subsidiaries and the record ownership of all issued and outstanding shares thereof, and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

(f) Section 5.2(f) of the Company Disclosure Letter sets forth (i) a complete and accurate list of each Person, other than a Subsidiary of the Company, in which the Company or the Company’s Subsidiaries own any equity interest, and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

5.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than (i) the approval of this Agreement and the Merger by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of Company Common Stock in accordance with the NRS and the Company Articles (the “Company Stockholder Approval”), and (ii) the filing with the Secretary of State of the State of Nevada of the Articles of Merger and the Subsequent Articles of Merger as required by the NRS. This Agreement has been duly and validly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). As of the date hereof, the Company Board unanimously has (i) adopted this Agreement and the Merger, (ii) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) directed that the Company submit this Agreement and the Merger for approval at the Stockholders Meeting (as defined below) and (iv) resolved to, subject to Section 7.3, make the Company Board Recommendation.

5.4 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement, nor the consummation by the Company of the transactions contemplated hereby will:

(i) conflict with or result in any breach of any provision of the Company Articles or Company Bylaws or the respective organizational documents of any of the Company’s Subsidiaries;

(ii) assuming the accuracy of the representations set forth in Section 6.4(b), require any license, consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity (“Permits”), except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Foreign Merger Control Laws; (B) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (C) the filing of the Articles of Merger with the Secretary of State of the State of Nevada pursuant to the NRS and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is authorized to do business; (D) as may be required by any applicable state securities or “blue sky” Laws or state takeover Laws; or (E) pursuant to the rules and regulations of NASDAQ;

(iii) except as set forth in Section 5.4(a)(iii) of the Company Disclosure Letter, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien), or require any consent or notice under any of the terms, conditions or provisions of any Company Contract, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; or

(iv) assuming that the Permits described in this Section 5.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained prior to the consummation of the transactions contemplated hereby, violate any Law or Order applicable to the Company or any of its Subsidiaries, or to any of their respective assets;

except, in the case of each of clauses (ii), (iii) or (iv) above, as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

(b) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s or its Subsidiaries’ securities necessary to approve this Agreement and the Merger.

5.5 SEC Reports; Financial Statements; Controls.

(a) The Company has timely filed or furnished all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Company Reports”). No Subsidiary of the Company is required to file any form, report or document with the SEC. Each of the Company Reports, as of the respective date of its filing, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of the respective date of its filing, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company Reports.

(b) The consolidated balance sheets and the related consolidated statements of income and cash flows (including the related notes thereto) of the Company included in the Company Reports (the “Company Financial Statements”), as of their respective dates, (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein and, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the lack of footnotes), and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments), all in accordance with GAAP. Since January 1, 2010, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Company Reports.

(c) Neither the Company nor any of the Company’s Subsidiaries is a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act)), and including similar collaboration, participation or off-set arrangements or obligations, where the purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the Company Financial Statements.

(d) The Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably effective to ensure that all material information concerning the Company is made known on a reasonably timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(f) Since January 1, 2010, the Company has received no material complaints regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(g) There are no liabilities of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for (i) liabilities disclosed and provided for in the audited balance sheet for the fiscal year ended December 31, 2011 (the “Year-End Balance Sheet”) included in the

Company Financial Statements filed and publicly available prior to the date hereof, (ii) liabilities incurred pursuant to the terms of this Agreement, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 and (iv) liabilities that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2011, until the date hereof, there has not been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since December 31, 2011 until the date hereof, the Company has conducted its business in the ordinary course consistent with past practice and has not taken any action that would, pursuant to Sections 7.1(b), (c), (d), (e), (g), (h), (i), (l) or (n) hereof, be prohibited to be taken without the consent of Parent if it were taken between the date hereof and the Closing Date.

5.7 Litigation.

(a) With the exception of environmental matters (which matters are set forth in Section 5.12), Section 5.7 of the Company Disclosure Letter sets forth all claims, actions, suits, proceedings, litigations, arbitrations, mediations or investigations by or before any Governmental Entity or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

(b) None of the Company or its Subsidiaries is, or since January 1, 2010 has been, subject to any judgment, decree, injunction or order of any Governmental Entity that is currently in effect, except for those that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

5.8 Proxy Statement; Registration Statement.

(a) All information supplied by the Company expressly for inclusion in (i) the registration statement on Form F–4 (together with all amendments thereto, the “Registration Statement”) to be filed with the SEC for the purpose of registering under the Securities Act the Parent Ordinary Shares to be issued pursuant to the Merger, and (ii) the proxy statement/prospectus to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders to be held to consider approval of this Agreement and the Merger (the “Stockholders Meeting”) to be sent to such stockholders (such proxy statement/prospectus, as amended or supplemented, the “Proxy Statement”), which shall be included in the Registration Statement, and other materials prepared by the Company and distributed to the Company’s stockholders in connection with the Merger, shall not, at (x) the time the Registration Statement is declared effective, (y) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and (z) the time of the Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Merger Sub or Parent for inclusion in the Proxy Statement. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company that is required by the applicable rules and regulations to be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company promptly shall inform Parent.

(b) All documents prepared by the Company for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

5.9 Taxes.

(a) The Company and its Subsidiaries (i) have timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects, (ii) have timely paid all material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return), except for Taxes being contested in good faith by appropriate proceedings, (iii) have adequate accruals and reserves with respect to Taxes, in accordance with GAAP, on the Company Financial Statements, (iv) in jurisdictions in which the Company or any of its Subsidiaries operates, in which jurisdictions it is so required, have on file contemporaneous transfer pricing documentation, in a format commensurate with local laws and regulations, or have made all the required analysis to be able to timely provide such transfer pricing documentation within the time limits stipulated by local laws and regulations and (v) have not received notice of any deficiencies for any material Tax from any Taxing Authority, against the Company or any of its Subsidiaries for which there are not adequate specific reserves on the Company Financial Statements.

(b) Neither the Company nor any of its Subsidiaries is the subject of any currently pending Tax audit or other proceeding with respect to any material Taxes nor has any Tax audit or other proceeding with respect to any material Taxes been proposed or threatened in writing against any of them. There are no pending requests for waivers of the time to assess any Tax. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens. No written claim has ever been made by a Taxing Authority of a jurisdiction where the Company or one of its Subsidiaries has not filed

Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries is obligated by law or by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to any material Taxes. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Taxes of any person other than the Company and its Subsidiaries.

(d) The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid and have complied in all material respects with information reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any other corresponding or similar provision of state, local or foreign Laws.

(g) Neither the Company nor any of its Subsidiaries has agreed to make or is required to make any material adjustment for a taxable period ending after the Closing under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding Taxes).

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction or excess loss account described in Treasury Regulation Section 1.1502 (or any corresponding or similar provision of state, local, or foreign income Tax law).

(j) The Company has made available to Parent or its legal or accounting representative copies of all material federal, state, local and foreign Tax Returns for the Company and each of its Subsidiaries filed with respect to the taxable periods ended December 31, 2009, 2010 and 2011 and any other taxable period for which the applicable statute of limitations has not yet expired.

5.10 Employee Benefit Plans.

(a) Section 5.10(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Benefit Plan. The Company has delivered or made available to Parent on the date hereof a true and complete copy (in each case, if applicable) of each (i) material Employee Benefit Plan, including any amendment thereto; (ii) summary plan description relating thereto; (iii) trust, insurance, annuity or other funding Contract related thereto; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the three (3) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto.

(b) Each Employee Benefit Plan has been administered in material compliance with its terms and operated in material compliance with ERISA, the Code and all other applicable Laws. Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Employee Benefit Plan, or any plan, agreement or arrangement that would be an Employee Benefit Plan if adopted, or to modify any existing Employee Benefit Plan, except as required by applicable Law. There are no limitations or restrictions on the right of the Company or its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent or its Subsidiaries, including the Surviving Entity, to merge, amend or terminate any Employee Benefit Plan.

(c) No Employee Benefit Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(d) With respect to each Employee Benefit Plan intended to be “qualified” under Section 401(a) of the Code, (i) each such Employee Benefit Plan has been determined by the Internal Revenue Service to be so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification, (ii) the trusts maintained thereunder have been determined by the Internal Revenue Service to be exempt from taxation under Section 501(a) of the Code, and (iii) no event has occurred that could reasonably be expected to result in the disqualification of any Employee Benefit Plan or adversely affect such exemption.

(e) Neither the Company nor any of its ERISA Affiliates has within the previous six (6) years contributed to or had any obligation to contribute to: (i) a plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code; (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iv) any “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (v) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full and no event or condition has occurred or exists that presents a material risk to the Company or any Subsidiary of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation.

(f) There are no pending, or to the Knowledge of the Company, threatened actions, suits, disputes or claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, as applicable, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or other service provider of the Company or any Subsidiary to severance pay, unemployment compensation, a change of control payment or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider. Section 5.10(g) of the Company Disclosure Letter contains a report that sets forth the Company’s good faith estimate, as of the date of such report, of (x) the amount to be paid (subject to the exceptions described in such report and based upon the assumptions described in such report) to the current officers of the Company under all Employee Benefit Plans (or the amount by which any of their benefits may be accelerated or increased) as a result of (i) the execution of this Agreement, (ii) the consummation of the transactions contemplated by this Agreement, (iii) the approval of the Merger and this Agreement by the stockholders of the Company or (iv) the termination or constructive termination of the employment of such officers following one of the events set forth in clauses (i), (ii) or (iii) above and (y) the “base amount” (as defined in Section 280G of the Code) of each current officer of the Company under Section 280G of the Code.

(h) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in material documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

(i) Each material plan, arrangement, agreement or contract that would otherwise meet the definition of an “Employee Benefit Plan” but which is subject to any Law other than U.S. federal, state or local Law (“Foreign Plan”) that is intended to comply with the requirements of any Tax or pension Laws in order for contributions thereto or benefits thereunder to receive intended Tax benefits or favorable Tax treatment complies in all material respects with such Laws. Each Foreign Plan required to be registered or approved by a non-U.S. Governmental Entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. Each Foreign Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in full compliance with applicable Law (to the extent such a fully funded or fully insured Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Parent, the Surviving Entity or any of their Affiliates being required to make additional contributions to such Foreign Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Foreign Plan.

(j) Each Company Option (i) has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (ii) has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Option, and (iii) complies with Section 409A of the Code.

5.11 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries has used the services of workers provided by third party contract labor suppliers, temporary employees, “leased employees” (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Employee Benefit Plan or the imposition of any material penalties or excise taxes with respect to any Employee Benefit Plan by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity.

(b) No individual is or is part of a unit represented by a labor union, labor organization, workers’ association, works council or other collective group of employees which represents any group of employees of the Company or any of its Subsidiaries in connection with his or her employment with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to, or bound by, any collective bargaining agreement, work rules or practices, or similar labor agreements covering employees or former employees of the Company or any of its Subsidiaries. As of the date hereof, there are no (i) labor disputes, labor strikes, lock outs, slowdowns or stoppages currently pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, (ii) representation or certification claims or petitions pending before any Governmental Entity or any organizing efforts or challenges concerning representation or certification with respect to the employees of the Company or any of its Subsidiaries or (iii) pending or, to the Knowledge of the Company, threatened labor union organizing activities with respect to any employees of the Company or its Subsidiaries. There are no material unfair labor practice charges, grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) Since the date of the Year-End Balance Sheet, neither the Company nor any of its Subsidiaries has effectuated or announced or plans to effectuate or announce (i) a “plant closing,” as defined in the U.S. Workers Adjustment and Retraining Notification Act (“WARN”) affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN) or (iii) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar applicable foreign, federal, state or local Law. Since January 1, 2008, the Company and its Subsidiaries have complied with WARN with respect to any “plant closing” (as defined in the WARN) or “mass layoff” (as defined in the WARN) and have complied with any similar applicable foreign, federal, state or local Law with respect to layoffs, reductions in force or employment terminations.

(d) The Company and its Subsidiaries are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

(e) To the Knowledge of the Company, no current officer of the Company or its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(f) Neither the Company nor any of its Subsidiaries are legally or contractually required to provide any notice to, or to enter into any consultation procedure with, any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the execution of this Agreement or the transaction contemplated in this Agreement.

5.12 Environmental Laws and Regulations.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Laws relating to pollution or protection of human health (as such matters relate to exposure to Materials of Environmental Concern) or the environment, including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources (together “Environmental Laws” and including, Laws relating to emissions, discharges, releases or threatened releases of, and exposure to, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead or lead-based paints or materials, radon or mold, fungi, mycotoxins or other substances that may have an adverse effect on human health (“Materials of Environmental Concern”)), or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each Law with regard to record keeping, notification, disclosure, and reporting requirements respecting Materials of Environmental Concern, including the possession by the Company or its Subsidiaries of all Permits from Governmental Entities required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) Since January 1, 2009 and through the date hereof, neither the Company nor any of its Subsidiaries has received any material communication (written or, to the Knowledge of the Company, oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in material compliance with any Environmental Laws.

(c) Since January 1, 2009 and through the date hereof, there have been and are no claims, legal actions or proceedings, publicly disclosed investigations or notices (written or, to the Knowledge of the Company, oral) (each, an “Environmental Claim”) by any Person alleging potential material liability (including potential liability for investigatory costs, cleanup costs, response costs of Governmental Entities, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Materials of Environmental Concern at any location, whether or not owned or operated by the Company or any Subsidiary of the Company or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, that, in either case, is pending or, to the Knowledge of the Company, is threatened against the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(d) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no non-compliance or violation of Environmental Law, or past or present releases, emissions, discharges, presence or disposal of any Materials of Environmental Concern, that could reasonably be expected to result in any material Environmental Claim against the Company or, to the Knowledge of the Company, against any Person whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law.

(e) The Company has made available to Parent or its representatives all material assessments, reports, data, results of investigations or audits, and other material documents in the possession of the Company and/or its Subsidiaries regarding environmental matters pertaining to, or the environmental condition of, the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws, except as would not disclose any matters that could reasonably be expected to result in a material Environmental Claim or, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(f) Apart from Sections 5.5 (SEC Reports; Financial Statements), 5.6 (Absence of Certain Changes or Events) and 5.8 (Proxy Statement; Registration Statement) in this Article V, which representations and warranties are intended to include environmental matters within their scope, the representations and warranties contained in this Section 5.12 constitute the sole representations and warranties of the Company relating to any Environmental Law or Material of Environmental Concern.

5.13 Property and Assets.

(a) Section 5.13(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all material real property owned by the Company and its Subsidiaries as of the date hereof and the location of such premises (the “Company Owned Real Property”).

The Company or a Subsidiary of the Company has good and valid fee simple title to all Company Owned Real Property, except as would not have a Company Material Adverse Effect. All Company Owned Real Property is free and clear of all Liens, except for Company Permitted Liens.

(b) Section 5.13(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all material real property leased or subleased by the Company and its Subsidiaries as of the date hereof and the location of such premises (collectively, the “Company Real Property Leases” and each a “Company Real Property Lease”). To the Knowledge of the Company, as of the date hereof, each Company Real Property Lease is in full force and effect, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). The Company or one of its Subsidiaries, as applicable, has good and valid leasehold interests in, the premises purported to be leased or subleased under each Company Real Property Lease, except for such failures as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in breach or violation of, or in default in the performance or observance of, any term or provision of any Company Real Property Lease, and no event has occurred that, with lapse of time or action by a third party, would result in a default under, or give rise to any right of termination, cancellation, acceleration or loss of benefits, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any Company Real Property Lease, and the Company, as of the date hereof, has not received any written notice of any breach, violation, default or event, in each case, except for those that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, there are no material defaults of any obligations of any other party under any Company Real Property Lease.

5.14 Intellectual Property.

(a) Section 5.14(a) of the Company Disclosure Letter sets forth a true and complete list of all of the following to the extent included in the Company Owned IP: (i) issued Patents and Patent applications, (ii) Trademark registrations and applications (including Internet domain names), and (iii) Copyright registrations and applications (collectively, “Company Registered IP”).

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:

(i) All Company Registered IP is subsisting, and, to the Knowledge of the Company, valid and enforceable, and has not been cancelled, abandoned or dedicated to the public domain. With respect to the Company Registered IP, all (A) disclosure obligations (including any duties of candor, identification of inventors and other disclosure obligations) and other procedural requirements have been timely complied with, (B) necessary affidavits of inventorship, ownership, use and continuing use and other filings have been timely filed, and (C) registrations, maintenance, renewal and other filing fees and sections necessary to preserve the rights of the Company or its Subsidiaries in connection with any such Company Registered IP have been paid and taken in a timely manner;

(ii) The Company or a Subsidiary of the Company (A) solely and exclusively owns, free and clear of any Liens, other than Company Permitted Liens, all Company Owned IP and Company Owned Technology as currently used in their respective businesses as currently conducted, and (B) has a license (free and clear of any Liens, other than Company Permitted Liens) to use all Company Used Technology;

(iii) (x) to the Knowledge of the Company, the conduct of the businesses of the Company or its Subsidiaries, as currently conducted, the Company Owned IP and the Company Owned Technology, do not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third Person; and (y) neither the Company nor any of its Subsidiaries has received any written notice in the two (2) years preceding the date hereof from any third Person, and there are no pending or, to the Knowledge of the Company, threatened claims (including in the form of offers or invitations to license) that (A) assert the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (B) pertain to or challenge the validity, enforceability, priority or registrability of, or any right, title or interest of Company or any of its Subsidiaries with respect to, any Company Owned IP or Company Owned Technology. Neither the Company nor any of its Subsidiaries have, in the two (2) years preceding the date hereof, received or responded to any written communication regarding any notice or claim of a type described in Section 5.14(b)(iii)(y)(A) or (B), regardless of whenever such notice or claim was initially received or made;

(iv) there are no pending or unresolved claims by the Company or any of its Subsidiaries (A) asserting the infringement or other violation of any Company Owned IP or asserting the misuse or unauthorized use of Company Owned Technology, or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any third Person’s Intellectual Property. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the Company Owned IP or misusing or using without any authority any Company Owned Technology, and no such claims have been asserted or threatened against any Person by the Company or, to the Knowledge of the Company, any other Person, in the past two (2) years preceding the date hereof. Neither the Company nor any of its Subsidiaries have, in the two (2) years preceding the date hereof, received or made any written communication regarding any asserted or threatened claim of a type described in this Section 5.14(b)(iv), regardless of whenever such notice or claim was initially received or made;

(v) there are no consents, judgments, judicial or governmental orders, or settlement agreements (including any settlements that include licenses) materially restricting the rights of the Company or its Subsidiaries with respect to any of the Company Owned IP or Company Owned Technology, or materially restricting the conduct of any of the businesses of the Company or any of its Subsidiaries as presently conducted in order to accommodate a third Person’s Intellectual Property.

(c) The Company and/or its Subsidiaries have implemented measures to maintain the confidentiality of trade secrets owned or held by the Company or any of its Subsidiaries, and other proprietary information, which measures are reasonable in view of confidentiality practices that, to the Knowledge of the Company, are generally engaged in within the industry in which the Company operates. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there has not been any material disclosure or other compromise of any confidential or proprietary information of the Company or its Subsidiaries (including any such information of any other Person disclosed in confidence to the Company or its Subsidiaries) to any third Person in a manner that has resulted or is reasonably likely to result in the loss of trade secrets or other rights in and to such information.

(d) Except where the failure to do so would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have executed written proprietary information and inventions agreements with (i) all of its past and present employees primarily involved in the development of Company Owned Technology and Company Owned IP (provided, that with respect to employees of companies acquired by the Company or any of its Subsidiaries prior to the Effective Time that were involved in such development prior to such acquisition, with respect to the period prior to such acquisition the immediately foregoing representation is made to the Knowledge of the Company), pursuant to which such employees have assigned to the Company and its Subsidiaries all their rights in and to all Company Owned Technology and Company Owned IP developed within the scope of their employment and agreed to hold all trade secrets of the Company and its Subsidiaries in confidence both during and after their employment and (ii) all past and present consultants and independent contractors who have been retained by or on behalf of the Company or its Subsidiaries primarily in the development of Company Owned Technology and Company Owned IP (provided, that with respect to consultants and independent contractors of companies acquired by the Company or any of its Subsidiaries prior to the Effective Time that were involved in such development prior to such acquisition, with respect to the period prior to such acquisition the immediately foregoing representation is made to the Knowledge of the Company), pursuant to which the consultants and independent contractors have assigned to the Company and its Subsidiaries all their rights in and to such Company Owned Technology and Company Owned IP and agreed to hold all trade secrets of the Company and its Subsidiaries in confidence both during and after the term of their engagements.

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any consultant or independent contractor of the Company or any of its Subsidiaries) has incorporated any “open source” or other software having similar licensing or distribution models (“Open Source”) in any Software owned by the Company or any of its Subsidiaries in a manner that requires the contribution or disclosure to any third Person, including the Open Source community, of any source code of such software owned by the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries participates or has participated in the past, in any standards-setting organization or multi-party special interest group where such participation requires the Company or any of its Subsidiaries, Affiliates or shareholders to grant third parties a license to Company Owned Technology or Company Owned IP (provided; that with respect to companies acquired by the Company or any of its Subsidiaries prior to the Effective Time, with respect to the period prior to such acquisition the immediately foregoing representation is made to the Knowledge of the Company).

(g) No event has occurred, or to the Knowledge of the Company, is reasonably likely to occur that requires (or that would require, with lapse of time or action by a third Person) the Company or any of its Subsidiaries to grant to a third Person, pursuant to a subsisting Contract , any material license (or material option to license) or covenant not to sue in, to or under, or any material assignment of, Intellectual Property or Technology owned by the Company or any of its Subsidiaries, where such license (or option to license), covenant not to sue or assignment was (i) expressly set forth in such Contract and (ii) not in effect as of the date of such Contract.

5.15 Compliance with Laws.

(a) Except with respect to the matters described in Sections 5.5 (SEC Reports), 5.9 (Taxes), 5.10 (Employee Benefit Plans), 5.12 (Environmental Law and Regulations) and 5.14(b)(i) and (iii) (Intellectual Property), neither the Company nor any of its Subsidiaries is in violation of or in default under any federal, state, local or foreign statute, law, regulation, requirement, interpretation, permit, license, approval, authorization, rule, ordinance, code policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof (“Law”) or writ, judgment, decree, injunction or similar order of any Governmental Entity, in each case, whether preliminary or final (an “Order”), applicable to the Company or any of its Subsidiaries or any of their respective assets and properties, except for such violations or defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries hold all Permits, variances, exemptions, orders, registrations, certificates, security facility clearances and approvals of all Governmental Entities that are required from such Governmental Entities in order for the Company and its Subsidiaries to own, lease or operate their assets and to carry on their businesses (the “Company Permits”) in all material respects. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (i) the Merger, in and of itself, would not cause the revocation or cancellation of any Company Permit, and (ii) the Company and its Subsidiaries are in compliance with all Company Permits. Each Company Permit is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, agent or consultant, or any other Person acting for, on behalf of, the Company or any of its Subsidiaries has since September 1, 2007:

(i) violated any statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) or any applicable international anti-bribery conventions or applicable local anti-corruption and bribery Law in a jurisdiction in which the Company or any of its Subsidiaries has operated (the “Anti-Bribery Laws”); or

(ii) directly or indirectly, made, undertaken, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment), to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supra-national organization (such as the United Nations), any political candidate, any royal family member or any other Person who is connected or associated personally with any of the foregoing that is prohibited under any applicable Anti-Bribery Law or otherwise for the purpose of influencing any act or decision of such payee in his or her official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing such payee to use his or her influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.

(c) Since September 1, 2007, neither the Company nor any of its Subsidiaries has received any written communication or, to the Knowledge of the Company, other communication, from any Governmental Entity that alleges that the Company, one of its Subsidiaries or any agent thereof is not, or may not be in compliance with, or has, or may have, any liability under, the Anti-Bribery Laws.

(d) Since September 1, 2007, none of the Company or its Subsidiaries has intentionally or, to the Knowledge of the Company, otherwise violated the Arms Export Control Act (22 U.S.C § 2778), the International Traffic in Arms Regulation (22 C.F.R §§ 120 et seq.), the Export Administration Regulations (15 C.F.R. §§ 730 et seq.), the International Emergency Economic Powers Act, all Laws and Orders promulgated under the authority of such statutes, and all Laws and Orders that are administered by the Office of Foreign Assets Control, United States Department of the Treasury (collectively, the “Export Control Laws”). Since September 1, 2007, none of the Company or any of its Subsidiaries has received any written or, to the Knowledge of the Company, other communication that alleges that the Company or any of its Subsidiaries is not, or may not be, in compliance with, or has or may have, any liability under, the Export Control Laws.

5.16 Company Contracts.

(a) As of the date hereof, except for this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or:

(i) any written contract, agreement, lease, instrument or legally binding contractual commitment (“Contract”) with a customer of the Company or its Subsidiaries or with any Person that purchases goods or services from the Company or its

Subsidiaries for future consideration to be paid to the Company or its Subsidiaries that is reasonably expected to exceed $3,000,000 in any fiscal year;

(ii) except for any Employee Benefit Plans, any Contract between the Company or any of its Subsidiaries and any current or former director or officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding shares of Company Common Stock pursuant to which the Company has continuing obligations;

(iii) any Contract for capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of $1,000,000;

(iv) any Contract for the purchase or lease of goods or services (including, without limitation, equipment, materials, Software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of $2,000,000 in any 12 month period, other than inventory purchase orders executed in the ordinary course of business;

(v) any loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement pursuant to which any material Indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred;

(vi) except for any Contract entered into in the ordinary course of business consistent with past practice, any Contract relating to guarantees or assumptions of other obligations of any third Person or reimbursements of any maker of a letter of credit which are, in the aggregate, in excess of $1,000,000;

(vii) any Contract that constitutes a collective bargaining or other arrangement with any U.S. labor union, labor organization, workers’ association, works council or other collective group of employees;

(viii) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the Company’s products or assets;

(ix) any Contract containing covenants binding upon the Company or any of its Subsidiaries or their Affiliates that materially restrict the ability of the Company or any of its Subsidiaries or their Affiliates (or that, following the consummation of the Merger could materially restrict the ability of the Surviving Entity or its Affiliates) to compete in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, or that materially restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Entity or its Affiliates) to compete with any Person or in any geographic area;

(x) any Contract pursuant to which (A) the Company or any of its Subsidiaries receives a license to or a covenant not to sue under Intellectual Property or Technology owned by a third Person, except for any such Contract the termination, expiration or other absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect (B) a third Person receives a material express license to or a material covenant not to sue under Intellectual Property or Technology owned by the Company or any of its Subsidiaries or receives an express license to or a covenant not to sue under material Intellectual Property or material Technology owned by the Company or any of its Subsidiaries, except for any such Contract that constitutes a non-exclusive license to such Intellectual Property or Technology and was entered into in the ordinary course of business in connection with the sale of one of the Company’s or one of its Subsidiaries’ product to a third party end user, (C) the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the registration by a third Person of any Intellectual Property or Technology, or (D) a third Person consents to or agrees not to assert rights with respect to the registration by the Company or any of its Subsidiaries, of any Intellectual Property or Technology;

(xi) the termination, expiration or other absence of which would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(xii) any Contract relating to any action or judgment under which there are material outstanding obligations (including material settlement agreements) of the Company or any of its Subsidiaries;

(xiii) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date hereof, of any business or any amount of material assets other than in the ordinary course of business, including any “earn-out” or other contingent payments or obligations;

(xiv) any Contract for the purchase of goods and services with any of the top fifteen (15) customers of the Company and its Subsidiaries (determined based on aggregate dollars paid to the Company and its Subsidiaries in 2011); and

(xv) any Contract for the purchase of goods and services with any of the top fifteen (15) suppliers of the Company and its Subsidiaries (other than purchase orders) (determined based on aggregate dollars spent by the Company and its Subsidiaries in 2011); or

(xvi) any Contract with any Governmental Entity to provide such Governmental Entity with goods or services. All contracts of the type described in this Section 5.16(a) are hereinafter referred to as “Company Contracts”.

(b) Each Company Contract is a valid and binding agreement of the Company or a Subsidiary of the Company and enforceable against the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company as of the date hereof, each other party thereto, and, except with respect to such Company Contracts that expire or are terminated in accordance with their terms, is in full force and effect, except that such enforceability may be

(i) limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Neither the Company nor any of its Subsidiaries is in breach or violation of, or in default in the performance or observance of, any term or provision of, and no event has occurred that, with lapse of time or action by a third party, would result in a default under, or give rise to any right of termination, cancellation, acceleration or loss of benefits, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any Company Contract, and the Company, as of the date hereof, has not received any written notice of any such breach, violation, default or event, in each case, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company as of the date hereof, there exists no breach, violation or default in performance or obligation by any other party to any Company Contract, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

5.17 Insurance. The Company previously has made available to Parent a list of all material policies of insurance maintained by the Company or any of its Subsidiaries as of the date hereof. As of the date hereof, such policies are in full force and effect and all premiums due with respect to such policies have either been paid or adequate provisions for the payment by the Company or one of its Subsidiaries thereof has been made. To the Knowledge of the Company, the amounts and scope of risks covered by such policies are customary for companies of its size, its geographic region and in the businesses in which the Company and its Subsidiaries operate.

5.18 Suppliers and Customers. Since January 1, 2011 through the date hereof, no customer that is material to the Company and its Subsidiaries, taken as a whole, and no supplier or service provider that is material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, has threatened a material dispute with the Company or its Subsidiaries that is reasonably likely to result in a claim, action, suit, proceeding, litigation, arbitration or mediation.

5.19 Transactions with Affiliates. Except as set forth in the Company Reports, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (other than any Subsidiaries of the Company), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

5.20 Brokers and Finders. Except for the fees and expenses payable to Goldman, Sachs & Co., which fees and expenses are reflected in its agreement with the Company, a copy of which previously has been provided to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

5.21 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated the date hereof, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the stockholders (other than Parent and its Affiliates) of the Company pursuant to this Agreement is fair to such stockholders from a financial point of view.

5.22 No Rights Plan; Takeover Provisions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound. The Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, inapplicable to Parent, Holdco, Merger Sub and Merger Sub 2 and the Company Capital Stock in connection with this Agreement and the transactions contemplated hereby, including the Mergers, any and all “fair price,” “moratorium,” “control share acquisition,” “business combination” and other similar laws of the State of Nevada or any other state or jurisdiction, including the “Acquisition of Controlling Interest” statutes set forth in NRS 78.378—78.3793, inclusive, and the “Combinations With Interested Stockholders” statutes set forth in NRS 78.411—78.444, inclusive (collectively, the “Anti-takeover Laws”), and no such Anti-takeover Laws will apply to this Agreement and the transactions contemplated hereby, including the Mergers.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO, MERGER SUB AND MERGER SUB 2

Except as expressly disclosed in (a) the Parent Reports filed or furnished after December 31, 2011 and prior to the date hereof (excluding any disclosures set forth in any section of a Parent Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature) without giving effect to any amendment to any such Parent Reports filed on or after the date prior to the date hereof or (b) specifically numbered sections of the Parent Disclosure Letter, referencing the representations and warranties in this Agreement to which it applies; provided, that (i) any facts, items or exceptions disclosed in any section of the Parent Disclosure Letter shall be deemed to be disclosed on another section of the Parent Disclosure Letter if the relevance of such fact, item or exception to such other section is reasonably apparent on its face whether or not included in a specifically numbered section referencing the representations or warranties to which it applies and (ii) any listing of any fact, item or exception in any section of the Parent Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise, Parent, Holdco, Merger Sub and Merger Sub 2 represent and warrant to the Company as follows:

6.1 Corporate Organization and Qualification. Each of Parent, Holdco, Merger Sub and Merger Sub 2, is a corporation or limited liability company duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation or formation, as applicable, and is qualified and, if applicable, in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Each of Parent, Holdco, Merger Sub and Merger Sub 2 has all requisite corporate or limited liability power and authority, as applicable, and possesses all material Permits necessary, to own, lease or otherwise hold its properties and other assets and to carry on its business as it is now being conducted, except where failure to have such power and authority would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. Parent previously has made available to the Company complete and correct copies of its articles of association (“Parent Articles”) and the Articles of Incorporation and Bylaws of Holdco and Merger Sub and the articles of organization or limited liability company agreement of Merger Sub 2.

6.2 Capitalization.

(a) The authorized capital stock of Parent (the “Parent Capital Stock”) amounts to EUR 126,000,000, consisting of 700,000,000 Parent Ordinary Shares and 700,000,000 cumulative preference shares. As of October 15, 2012, 485,108,478 Parent Ordinary Shares were issued and outstanding, and no cumulative preference shares were issued and outstanding. All outstanding Parent Ordinary Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued and fully paid and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Laws or the Parent Articles.

(b) As per the authorization granted at the extraordinary general meeting of shareholders held on September 7, 2012, the Board of Management of Parent is authorized, subject to the approval of the Supervisory Board of Parent, to issue shares or rights to subscribe for shares of Parent Capital Stock up to (i) five percent (5%) of the issued share capital as of April 25, 2012 plus (ii) five percent (5%) of the issued share capital as of April 25, 2012, which five percent (5%) can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. As of April 25, 2012, 419,852,514 Parent Ordinary Shares were issued, and no cumulative preference shares were issued and outstanding.

(c) As per the authorization granted at the annual general meeting of shareholders held on April 25, 2012, the Board of Management of Parent is authorized, subject to the approval of the Supervisory Board of Parent, to issue up to 1,150,000 shares, or options to acquire such number of shares, of Parent Capital Stock, pursuant to Parent’s employee equity plans.

(d) As per the authorization granted at the annual general meeting of shareholders held on April 25, 2012, the Board of Management of Parent is authorized, subject to the approval of the Supervisory Board of Parent, to issue 350,000 shares of Parent Capital Stock as remuneration to the Board of Management of Parent.

(e) Except as set forth above or as required by applicable Law, as of the date hereof there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which Parent or any of its Subsidiaries is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Parent Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Parent Capital Stock or any shares of the capital stock of any of its Subsidiaries.

(f) All Parent Ordinary Shares to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued and fully paid and not subject to any preemptive or similar rights.

(g) The authorized capital stock of Merger Sub (the “Merger Sub Capital Stock”) consists of 1,000 shares, par value $0.001 per share, all of which are designated as common stock. All of the issued and outstanding shares of Merger Sub Capital Stock are held directly or indirectly by Parent and have been duly authorized and validly issued and are fully paid and nonassessable. Except for this Agreement and in connection with the transactions contemplated hereby, there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which Merger Sub is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Merger Sub Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Merger Sub Capital Stock. Merger Sub does not have any Subsidiaries.

(h) All of the issued and outstanding equity interests in Holdco and Merger Sub 2 are owned directly or indirectly by Parent. Except for this Agreement and in connection with the transactions contemplated hereby, there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which Holdco or Merger Sub 2 is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any equity interests in Holdco or Merger Sub 2 or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any equity interests in Holdco or Merger Sub 2. Merger Sub 2 does not have any Subsidiaries.

(i) At the Closing, Holdco will be a wholly owned Subsidiary of Parent held directly or through entities disregarded as separate from Parent for U.S. federal income tax purposes.

(j) Merger Sub 2 is an entity disregarded as separate from HoldCo for U.S. federal income tax purposes.

6.3 Authority. Each of Parent, Holdco, Merger Sub and Merger Sub 2 has the requisite corporate or limited liability power and authority, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent, Holdco, Merger Sub and Merger Sub 2 of the transactions contemplated hereby have been duly and validly authorized by the respective boards of directors or managers, as applicable, of Parent, Holdco, Merger Sub and Merger Sub 2, including the

Supervisory Board of Parent, and no other corporate or limited liability proceedings on the part of Parent, Holdco, Merger Sub and Merger Sub 2 are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent, Holdco, Merger Sub and Merger Sub 2 and, assuming that this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent, Holdco, Merger Sub and Merger Sub 2, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

6.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent, Holdco, Merger Sub and Merger Sub 2 of the transactions contemplated hereby will:

(a) conflict with or result in any breach of any provision of the Parent Articles or the Articles of Incorporation or Bylaws of Parent or Holdco and Merger Sub, respectively, or the articles of organization or limited liability company agreement of Merger Sub 2;

(b) assuming the accuracy of the representations set forth in Section 5.4(a)(ii), require any Permit from any Governmental Entity, except (i) in connection with the applicable requirements of the HSR Act and the Foreign Merger Control Laws; (ii) the filings and consents listed in Section 6.4(b) of the Parent Disclosure Letter; (iii) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (iv) the filing of the Articles of Merger and the Subsequent Articles of Merger with the Secretary of State of the State of Nevada pursuant to the NRS; (v) as may be required by any applicable state securities or “blue sky” Laws or state takeover Laws; or (vi) pursuant to the rules and regulations of NASDAQ;

(c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries may be bound and which is filed or was required to be filed as an exhibit to Parent’s annual report on Form 20-F for the year ended December 31, 2011 or any of Parent’s subsequently furnished reports on Form 6-K, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; or

(d) assuming that the Permits described in this Section 6.4 are duly and timely obtained or made, violate any Law or Order applicable to Parent or any of its Subsidiaries or Merger Sub or to any of their respective assets;

except, in the case of each of clauses (b), (c) or (d) above, as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

6.5 SEC Reports; Financial Statements; Controls.

(a) Parent has timely filed or furnished all forms, reports and documents required to be filed by it with the SEC since January 1, 2010, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Parent Reports”). No Subsidiary of Parent is required to file any form, report or document with the SEC. Each of the Parent Reports, as of the respective date of its filing, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of the respective date of its filing, the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent Reports.

(b) The consolidated balance sheets and the related consolidated statements of income and cash flows (including the related notes thereto) of Parent included in the Parent Reports that were prepared in accordance with GAAP (the “Parent Financial Statements”), as of their respective dates, (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein and, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the lack of footnotes), and (iii) present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments), all in accordance with GAAP. Since January 1, 2010, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Parent Reports.

(c) Parent maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably effective to ensure that all material information concerning Parent is made known on a reasonably timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) There are no liabilities of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, which would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, except for (i) liabilities disclosed and provided for in the Year-End Balance Sheet included in the Parent Financial Statements) filed and publicly available prior to the date hereof, (ii) liabilities incurred pursuant to the terms of this Agreement, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 and (iv) liabilities that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

6.6 Absence of Certain Changes or Events.

(a) Since December 31, 2011 until the date hereof, there has not been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Since December 31, 2011 until the date hereof, Parent has not declared or paid a dividend or made any other distribution with respect to its capital stock other than with respect to its annual dividend paid in the second quarter of 2012.

6.7 Litigation.

(a) Section 6.7 of the Parent Disclosure Letter sets forth all claims, actions, suits, proceedings, litigations, arbitrations, mediations or investigations by or before any Governmental Entity or, to the Knowledge of Parent, threatened in writing against Parent, Holdco, Merger Sub or Merger Sub 2, that would, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

(b) None of Parent, Holdco, Merger Sub or Merger Sub 2 is, or since January 1, 2010 has been, subject to any judgment, decree, injunction or order of any Governmental Entity that is currently in effect, except for those that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

6.8 Proxy Statement; Registration Statement.

(a) All information supplied by Parent expressly for inclusion in the Registration Statement, to be filed with the SEC for the purpose of registering under the Securities Act the Parent Ordinary Shares to be issued pursuant to the Merger, and the Proxy Statement, which shall be included in the Registration Statement, and other materials prepared by Parent and distributed to the Company’s stockholders in connection with the Merger, shall not, at (x) the time the Registration Statement is declared effective, (y) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and (z) the time of the Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion in the Registration Statement or Proxy Statement.

6.9 Compliance with Laws. Except with respect to the matters described in Section 6.5 (SEC Reports), none of Parent, Holdco, Merger Sub or Merger Sub 2 is in violation of or in default under any Law or Order applicable to Parent, Holdco, Merger Sub or Merger Sub 2 or any of their respective assets and properties, except for such violations or defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, Parent, Holdco, Merger Sub and Merger Sub 2 hold all Permits, variances, exemptions, orders, registrations, certificates, security facility clearances and approvals of all Governmental Entities that are required from such Governmental Entities in order for Parent, Holdco, Merger Sub or Merger Sub 2 to own, lease or operate their assets and to carry on their businesses (the “Parent Entity Permits”) in all material respects. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, (i) the Mergers, in and of itself, would not cause the revocation or cancellation of any Parent Entity Permit, and (ii) Parent, Holdco, Merger Sub and Merger Sub 2 are in compliance with all Parent Entity Permits. Each Parent Entity Permit is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

6.10 Cash Consideration. Holdco has available to it, and at the Closing will have available to it, sufficient cash resources necessary to pay the Cash Consideration and cash in lieu of fractional shares, as required to be paid by it or any of its successors or assigns in connection with the transactions contemplated by this Agreement.

6.11 Voting Requirements. No vote of the holders of any class or series of capital stock of Parent is necessary in connection with the issuance of the Parent Stock Consideration pursuant to this Agreement.

6.12 Interim Operations of Merger Sub and Merger Sub 2. Each of Merger Sub and Merger Sub 2 was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations, other than in connection with the transactions contemplated hereby.

6.13 Brokers and Finders. Except for the fees and expenses payable to Greenhill & Co., LLC, which fees and expenses are reflected in its agreement with Parent, Parent has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

6.14 Share Ownership. As of the date hereof, none of Parent, Holdco, Merger Sub, Merger Sub 2 or any of their Affiliates (a) beneficially owns (within the meaning of Section 13 of the Exchange Act or the rules or regulations thereunder), directly or indirectly, any shares of Company Capital Stock, or (b) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Company Capital Stock.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Conduct of Business of the Company. The Company agrees that during the period from the date hereof to the Effective Time, except (i) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), or (ii) as otherwise expressly contemplated or permitted by this Agreement, the Company will, and will cause each of its Subsidiaries to, conduct in all material respects its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, shall use its commercially reasonable efforts to seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except (i) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (ii) as otherwise expressly contemplated or permitted by this Agreement or (iii) as required by applicable Law, prior to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) issue, deliver, sell, dispose of, or pledge, or authorize or propose the issuance, sale, disposition or pledge of (i) any shares of Company Capital Stock of any class, whether in treasury or newly issued, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of Company Capital Stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of Company Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Company Capital Stock, other than the issuance of any shares of Company Capital Stock upon the exercise of the Company Options outstanding on the date hereof in accordance with the terms of such options or (ii) any other securities in respect of, in lieu of, or in substitution for, shares of Company Capital Stock outstanding on the date hereof;

(b) redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any of its outstanding shares of Company Capital Stock (except from (i) holders of Company Options in full or partial payment of the exercise price thereof and/or any applicable Taxes payable by such holder upon exercise of such Company Options or the lapse of restrictions on Company RSUs to the extent required or permitted under the terms of the applicable equity compensation plan or arrangement or (ii) former employees, directors or consultants following termination of their relationship with the Company in accordance with applicable agreements providing for the repurchase of shares upon such termination);

(c) split, combine, subdivide or reclassify any shares of Company Capital Stock or declare, set aside for payment or pay any dividend in respect of any shares of Company Capital Stock or otherwise make any payments to stockholders in their capacity as such, other than dividends paid by a Subsidiary to another Subsidiary or the Company;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Merger);

(e) amend the Company Articles or the Company Bylaws;

(f) other than as required by the terms of any applicable agreement or Employee Benefit Plan in existence on the date of this Agreement, (i) materially amend, renew or extend any Employee Benefit Plan or adopt or enter into any other compensatory program, policy or arrangement that would be an Employee Benefit Plan if it were in existence on the date of this Agreement with respect to any current or former employee, officer, director or other consultant of the Company or any of its Subsidiaries (including without limitation any employment, severance or change of control agreement); (ii) increase the rate of compensation or benefits to, any officer or director of the Company or its Subsidiaries or materially increase the rate of compensation or benefits to any other employee or consultant of the Company or any of its Subsidiaries; (iii) hire any new employee unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive opportunity not to exceed $200,000 for such employee; (iv) terminate (other than for cause consistent with past practice) the employment or service of any officer of the Company or any of its Subsidiaries; (v) unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries; or (vi) adopt, enter into, materially amend, terminate or extend any collective bargaining agreement other than in connection with the renewal of any collective bargaining agreement which may expire prior to the Closing Date or any effects bargaining as a result of the transactions contemplated by this Agreement;

(g) enter into or make any loans to any of its officers, directors, employees, Affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice);

(h) make any material change in financial accounting methods, principles or practices, except as required by a change in GAAP, the rules or policies of the Public Accounting Oversight Board or Law;

(i) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

(j) (i) other than (A) purchases and sales of inventory and supplies in the ordinary course of business, consistent with past practice, (B) pursuant to any Contract in place on the date of this Agreement or entered into in the ordinary course of business consistent with past practice or (C) with respect to tangible properties or assets that are no longer used or useful in the conduct of the business of the Company or its Subsidiaries, acquire or agree to acquire, sell, lease (as lessor), license, or otherwise dispose of any tangible properties or assets in excess of $1,500,000 or (ii) sell, lease, mortgage, sell and leaseback or otherwise dispose of any real properties or any interests therein;

(k) encumber or subject to any Lien any tangible properties or assets or any interests therein other than Company Permitted Liens or in the ordinary course of business consistent with past practice or except in connection with permitted Indebtedness under Section 7.1(n);

(l) (i) make or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period with respect to any material Tax claim or assessment or grant any power of attorney with respect to material Taxes or enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (ii) change its fiscal year, (iii) change any method of accounting for Tax purposes, and (iv) file any amended U.S. federal, state or foreign income Tax Return or any other material amended Tax Return;

(m) except in the ordinary course of business, consistent with past practice, or between the Company and its Subsidiaries or Subsidiaries of the Company, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any material Intellectual Property or material Technology;

(n) incur any (i) obligations for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligation, (iv) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness or obligations of any other Person, or (v) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others (the items referenced in the foregoing clauses (i) through (v) being collectively hereinafter referred to as “Indebtedness”), except for (A) Indebtedness incurred for borrowed money not to exceed $1,000,000 in the aggregate, (B) guarantees by the Company or a Subsidiary of the Company of Indebtedness of the Company or any Subsidiary of the Company, or (C) Indebtedness of the Company or a Subsidiary of the Company to the Company or any Subsidiary of the Company;

(o) make, authorize or agree to, or commit to make, authorize or agree to, any capital expenditures in an amount in excess of the capital budget set forth on Section 7.1(o) of the Company Disclosure Letter;

(p) enter into or amend any material contract to the extent consummation of the Merger or compliance by the Company or its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Company Permitted Liens) upon any of the material properties or assets of the Company or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such contract or amendment other than to the extent relating to or arising under such contract or any other contract not entered into prior to the date hereof (other than any of the foregoing that would give rise to a payment by or penalty to the Company or its Subsidiaries in connection with any such violation, default, cancellation or acceleration);

(q) enter into any Company Contract not in the ordinary course of business which is not terminable by the Company or any Subsidiary party thereto without penalty on notice of ninety (90) days or less;

(r) voluntarily contribute or commit cash or funds to any pension plan or any administrator thereof, or to any entity for purposes of funding shortfalls in any pension plan, other than as required by Law;

(s) fail to use reasonable best efforts to renew or maintain material insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(t) enter into any new line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto;

(u) settle, compromise, discharge or agree to settle, compromise or discharge any litigation, investigation, arbitration or proceeding other than those that (i) do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $1,000,000 in any individual instance, or $5,000,000 in the aggregate, and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries, and (ii) provide for a complete release of the Company and its Subsidiaries from all claims and do not require any admission of liability by the Company or any of its Subsidiaries; and

(v) authorize any, or commit, resolve or agree to take any of the foregoing actions.

7.2 Conduct of Business of Parent.

(a) It is the intent of the parties that, subject to the terms of this Agreement, Parent and its Subsidiaries shall be free to conduct their businesses and operations without restriction.

(b) Prior to the Closing, Parent may, and may cause its Subsidiaries to, (i) redeem, purchase or otherwise acquire any Parent Ordinary Shares or (ii) declare or pay any dividend in respect of any Parent Ordinary Shares or otherwise make a payment to holders of

Parent Ordinary Shares in their capacity as such stockholders; provided, however, that the aggregate amount of such redemptions, purchases, acquisitions, declarations or payments pursuant to clauses (i) and (ii) (excluding amounts payable pursuant to, and in accordance with the terms of, the Parent Synthetic Buyback) shall not exceed €2,000,000,000, it being understood and agreed that, of such €2,000,000,000, the aggregate amount with respect to clause (ii) shall not exceed €500,000,000 (excluding amounts payable pursuant to, and in accordance with the terms of, the Parent Synthetic Buyback).

(c) Prior to the Closing, Parent shall not, and shall cause its Subsidiaries not to, enter into a Contract to acquire or license, or acquire or license, any assets, businesses or securities of a third party if, in Parent’s reasonable judgment, such acquisition or license would or would reasonably be expected to prevent satisfaction of the conditions set forth in Sections 8.1(b) and (c) by the Termination Date (as the same may be extended pursuant to Section 9.2); provided, however, that Parent shall, prior to entering into any Contract to acquire or license, or acquiring or licensing, any such assets, businesses or securities from a third party that could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby, consult with the Company with respect to such acquisition or license and consider in good faith the Company’s views with respect to such acquisition or license and the impact of such acquisition or license on satisfaction of the conditions set forth in Sections 8.1(b) and (c).

7.3 No Solicitation of Transactions.

(a) The Company and its Subsidiaries shall, and the Company and its Subsidiaries shall cause each of their respective officers, directors and employees to, and shall direct each of their respective investment bankers, attorneys or other advisors or representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Third Party existing on the date hereof with respect to any Acquisition Proposal. The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, (i) solicit or initiate, or take any action to knowingly encourage, facilitate or induce, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than Parent, Merger Sub or any Affiliates thereof (a “Third Party”) to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act) of all or more than fifteen percent (15%) of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or assets to which fifteen percent (15%) or more of the consolidated revenues or net income of the Company and its Subsidiaries is attributable, or fifteen percent (15%) or more of any class of voting Company Capital Stock pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale or license of assets, tender offer, exchange offer, similar transaction or series of related transactions or otherwise (an “Acquisition Proposal”); (ii) participate in any discussions or negotiations regarding any Acquisition Proposal (other than solely to clarify terms of an Acquisition Proposal received after the date hereof that did not result from a breach of this Section 7.3), or furnish to any Person any non-public information or data with respect to or access to the properties of the Company in connection with an Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated hereby; (iv) make a Board Recommendation Change; or (v) fail to include the Company Board Recommendation in the Proxy Statement. Notwithstanding the foregoing sentence or any other provision of this Agreement, if, (A) after the date hereof and prior to the receipt of Company Stockholder Approval, the Company receives a bona fide Acquisition Proposal by a Third Party and such Acquisition Proposal did not result from a breach of this Section 7.3, (B) the Company Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to a Superior Acquisition Proposal, and (C) the Company receives from such Third Party an executed confidentiality agreement having provisions that are no less restrictive in the aggregate than those of the Confidentiality Agreement, then the Company may, in response to such Acquisition Proposal, subject to compliance with this Section 7.3 and after giving notice to Parent, (x) furnish information or data or access with respect to the Company and its Subsidiaries to, and (y) participate in discussions and negotiations directly or through its representatives with, such Third Party; provided, that the Company shall promptly (but in no event later than 24 hours) provide or make available, to the extent not previously provided or made available to Parent or its representatives, any non-public information with respect to the Company or any of its Subsidiaries that is provided to the Third Party making such Acquisition Proposal; provided, further, however, that nothing in this Section 7.3 shall require the Company to provide or make available to Parent information that it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law.

(b) The Company shall advise Parent orally and in writing, promptly (but in no event later than 24 hours) after receipt thereof, of (i) any proposal for an Acquisition Proposal received by any officer or director of the Company or its Subsidiaries (whether or not such proposal was received by the Company directly from the party making such Acquisition Proposal), and (ii) the material terms of such Acquisition Proposal (including the identity of the entity proposing the Acquisition Proposal), and provide a copy of such proposal for an Acquisition Proposal to Parent if such proposal is in writing. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of, and any material changes to, the terms of any such Acquisition Proposal and the status of discussions and negotiations with respect thereto.

(c) Notwithstanding Section 7.3(a), but subject to Section 7.3(e), at any time prior to the receipt of the Company Stockholder Approval, the Company Board may, in response to a material development or material change in circumstances with respect to the Company, occurring after the date hereof, that is (i) materially more favorable to the recurring financial condition and results of operations of the Company and its Subsidiaries, taken as a whole, relative to other businesses operating in the same industry, (ii) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof and (iii) does not relate to (A) any Acquisition Proposal, (B) any change, state of facts, circumstance, occurrence, event or development relating to the financial condition, properties, assets, liabilities, business or results of operation of Parent or Merger Sub or any of their Affiliates, including changes in the market price or trading volume of the Parent Ordinary Shares, (C) any change, state of facts, circumstance, occurrence, event or development arising out of or relating to EUV Technologies or the Company’s and its Subsidiaries’ EUV business, (D) clearance of the Merger under the

Foreign Merger Control Laws, the HSR Act or CFIUS, (E) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof (provided that the exception in this clause (E) shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether an Intervening Event has occurred), or (F) any changes after the date hereof in the market price or trading volume of the Company Common Stock (provided that the exception in this clause (F) shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value of the Company Common Stock from being taken into account in determining whether an Intervening Event occurred) (such development or change in circumstances, an “Intervening Event”), make a Board Recommendation Change if the Company Board has concluded in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that, in light of such Intervening Event, the failure of the Company Board to effect such a Board Recommendation Change would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law (such Board Recommendation Change in response to an Intervening Event, an “Intervening Event Board Recommendation Change”) and terminate the Agreement pursuant to Section 9.4(iii).

(d) Notwithstanding Section 7.3(a), but subject to Section 7.3(e), at any time prior to receipt of the Company Stockholder Approval, the Company Board may make a Board Recommendation Change (and, solely with respect to a Superior Acquisition Proposal, terminate this Agreement pursuant to Section 9.4(ii)) in response to an Acquisition Proposal made after the date hereof that the Company Board determines in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, constitutes a Superior Acquisition Proposal, provided, that such Acquisition Proposal did not result from a breach of this Section 7.3, and that the Company Board has determined in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that the failure to make such a Board Recommendation Change or terminate this Agreement pursuant to Section 9.4(ii) would reasonably be expected to constitute a violation of its fiduciary duties.

(e) “Last Look”. Further, neither the Company Board nor a Committee shall make a Board Recommendation Change in response to an Acquisition Proposal as permitted by Section 7.3(d) or terminate this Agreement in accordance with Section 9.4(ii), unless (i) the Company promptly notifies Parent, in writing at least four (4) Business Days before taking such action, of its intention to do so, attaching the most current version of any proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (ii) within four (4) Business Days after its receipt of such written notification, Parent has not made an offer that the Company Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, is at least as favorable to the stockholders of the Company as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company under clause (i) and a new period under clause (ii) of this Section 7.3(e)) which in any subsequent case shall be a two (2) Business Day period. Neither the Company Board nor a Committee shall make an Intervening Event Board Recommendation Change as permitted by Section 7.3(c) or terminate the Agreement pursuant to Section 9.4(iii), unless (A) the Company promptly notifies Parent, in writing at least four (4) Business Days’ before taking such action, of its intention to do so, attaching a reasonably detailed explanation of the facts underlying the determination by the Company Board of its need to make a Intervening Event Board Recommendation Change and (B) within four (4) Business Days after its receipt of such written notification, Parent has not made an offer that the Company Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, would obviate the need for a Intervening Event Board Recommendation Change. During any such applicable period prior to its effecting a Board Recommendation Change or an Intervening Event Board Recommendation Change pursuant to and in compliance with this Section 7.3 or terminating this Agreement pursuant to Section 9.4(ii) or Section 9.4(iii), the Company and its representatives shall negotiate in good faith with Parent and its representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(f) Nothing contained in this Section 7.3 shall prevent the Company or the Company Board from (i) complying with any applicable securities Law, rule or regulation, including Rule 14d-9 and Rule l4e-2 promulgated under the Exchange Act, (ii) making any disclosure to its stockholders required by applicable Law, rule or regulation or by the rules and regulations of NASDAQ, or (iii) otherwise making such disclosure to the Company’s stockholders or otherwise that the Company Board or a Committee (after consultation with, and taking into account the advice of, its outside legal counsel) concludes in good faith would reasonably be expected to be necessary in order to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, that any such action taken or statement or disclosure made that relates to an Acquisition Proposal shall be deemed to be a Board Recommendation Change unless the Company Board publicly reaffirms the Company Board Recommendation within three (3) Business Days following such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act or other similar communication shall not constitute a Board Recommendation Change).

(g) For purposes of this Agreement, “Superior Acquisition Proposal” means any bona fide written Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition thereof deemed to be “fifty percent (50%)” for purposes of this definition) not solicited or initiated in violation of this Section 7.3 that (i) the Company Board determines in its good faith judgment (after consultation with, and taking into account the advice of, its outside legal counsel and outside financial advisors) would, if consummated, result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby, including the Merger, after taking into account any other binding proposal made by Parent after Parent’s receipt of notice of an intention to make a Board Recommendation Change or terminate this Agreement pursuant to Section 9.4(ii) and the time likely to be required to consummate such Acquisition Proposal and (ii) the Company Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and its outside legal counsel) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

7.4 Stockholders Meeting; Proxy Statement; Registration Statement.

(a) The Company shall:

(i) (A) use reasonable best efforts to promptly prepare (with the assistance of Parent and its representatives) the Proxy Statement, (B) obtain and furnish the information required to be included by it in the Proxy Statement and the Registration Statement and, after consultation with Parent and Merger Sub, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof, and (C) undertake and use its reasonable best efforts to obtain the Company Stockholder Approval (unless, with respect to this clause (C), prior to such time the Company Board has made a Board Recommendation Change or Intervening Event Board Recommendation Change in accordance with Section 7.3(c) or Section 7.3(d));

(ii) include (unless prior to such time the Company Board has made a Board Recommendation Change or Intervening Event Board Recommendation Change in accordance with Section 7.3(c) or Section 7.3(d)) in the Proxy Statement the Company Board Recommendation and shall not, except in accordance with Section 7.3(c) or Section 7.3(d), make a Board Recommendation Change or an Intervening Event Board Recommendation Change;

(iii) mail the Proxy Statement to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC; provided, however, that without Parent’s prior written consent, in no event shall the Company mail the Proxy Statement to the Company’s stockholders prior to the earlier of (A) one (1) Business Day after the date on which the closing of the Parent Synthetic Buyback occurs and (B) January 1, 2013; and

(iv) duly call, give notice of, convene and hold the Stockholders Meeting, to be held as soon as reasonably practicable after the filing of the Registration Statement, in which the Proxy Statement shall be included, with the SEC and the completion of the SEC’s review of the Proxy Statement, and the Company shall not adjourn or postpone the Stockholders Meeting if there are sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting and the Company believes such shares will be voted in a number sufficient to approve and adopt this Agreement and the Merger; provided, however, that notwithstanding anything in this Agreement to the contrary, the Company may adjourn or postpone the Stockholders Meeting to the earliest practicable date but no later than ten (10) Business Days from such adjournment or postponement in order to permit the dissemination of any supplement or amendment to the Proxy Statement or other disclosure to the Company’s stockholders if after consultation with, and taking into account the advice of, its outside legal counsel, the Company Board or a Committee determines in good faith that the failure to make such disclosure would reasonably be expected to violate applicable Law, including their fiduciary duties.

(b) Parent and Merger Sub shall, and shall each cause their respective representatives to, fully cooperate with the Company in the preparation of the Proxy Statement, and shall, upon request, furnish the Company with all information concerning it and its Affiliates as the Company may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement. Parent and Merger Sub shall notify the Company as promptly as reasonably practicable upon becoming aware of any event or circumstance that is required by the applicable rules and regulations to be set forth in the Proxy Statement or an amendment or supplement to the Proxy Statement.

(c) Parent shall use reasonable best efforts to promptly prepare (with the assistance of the Company and its representatives) and file with the SEC, the Registration Statement, in which the Proxy Statement shall be included, and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement. Parent shall inform Euronext of the Closing and provide a copy of the Registration Statement to Euronext at least two (2) days prior to Closing.

(d) Each of the parties hereto agrees to (i) use reasonable best efforts to have, as promptly as practicable, the Registration Statement declared effective and the Proxy Statement cleared by the SEC; and (ii) take all such commercially reasonable actions as shall be required under applicable state blue sky or securities Laws in connection with the transactions contemplated by this Agreement.

(e) The Company shall, and shall cause its representatives to, fully cooperate with Parent in the preparation of the Registration Statement and shall, upon request, furnish Parent with all information concerning it and its Affiliates as Parent may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement. The Company shall notify Parent as promptly as reasonably practicable upon becoming aware of any event or circumstance that is required by the applicable rules and regulations to be set forth in the Registration Statement or an amendment or supplement to the Registration Statement.

(f) Except as may be required by Law, no amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party, which will not be unreasonably withheld or delayed. Parent and the Company each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction, any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon or requests for additional information by the SEC.

7.5 Efforts to Complete Transactions.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) prepare and make its respective filings, and thereafter make any other required submissions, under the HSR Act and the Foreign Merger Control Laws with respect to the Merger and the transactions contemplated by this Agreement as promptly as reasonably possible, (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the transactions contemplated by this Agreement as promptly as reasonably practicable, including, without limitation, using its reasonable best efforts to prepare and make a joint, voluntary filing with the Committee on Foreign Investments in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as added by the Exon-Florio Amendment of 1988 and as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”) and to obtain as promptly as reasonably practicable all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Merger and the transactions contemplated by this Agreement and to fulfill the conditions to the Merger and (iii) use commercially reasonable efforts to obtain consents under any Contracts of the Company or its Subsidiaries that would be violated or under which consent otherwise is required as a result of entering into this Agreement or the transactions contemplated hereby.

(b) To the extent not prohibited by applicable Law, each party shall use its reasonable best efforts to furnish to the other parties all information required for any application, notification or other filing to be made pursuant to any applicable Laws in connection with the Merger and the transactions contemplated hereby. Parent and the Company shall give each other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such applications, notifications or filings or any such transaction. The parties hereto agree that both Parent and Company shall be represented at all in-person meetings and in all substantive conversations with any Governmental Entity regarding the matters set forth in this Section 7.5, except (i) if, and to the extent that, any Governmental Entity objects to any party’s being represented at any such meeting or in any such conversation and (ii) to the extent that the communication or meeting relates to a national security risk mitigation agreement between Parent and CFIUS or any of its constituent agencies. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, the Foreign Merger Control Laws, any other applicable foreign Competition Laws and Exon-Florio. Unless Parent and the Company agree otherwise, Parent shall take the lead in coordinating any applications, notifications or filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act, the Foreign Merger Control Laws, any other applicable foreign Competition Laws and Exon-Florio.

(c) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any action or proceeding, including administrative or judicial action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the transactions contemplated by this Agreement, including reasonably pursuing administrative and judicial appeal.

(d) In furtherance of, and not in limitation of, the foregoing, but upon the terms and subject to the conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Competition Laws with respect to the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Competition Laws that may be asserted by any Governmental Entity or any other Person with respect to the Merger so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the Termination Date (as such date may be extended pursuant to Section 9.2); provided, however, that nothing in this Section 7.5 or this Agreement shall require or be deemed to require Parent or any of its Subsidiaries to agree to or take any action that would or would reasonably be expected to result in or be any Burdensome Condition in order to satisfy the conditions set forth in Sections 8.1(b), 8.1(c)(i) or (ii). For purposes of this Agreement, a “Burdensome Condition” shall mean executing or carrying out agreements (including consent decrees) or submitting to Orders (i) providing for the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of the Company, Parent or their respective Subsidiaries or the holding separate of the capital stock or limited liability company interests of a Parent Subsidiary (including the Surviving Entity after the Effective Time), or (ii) imposing or seeking to impose any (x) limitation on the freedom of action of the Company, Parent or any of their respective Subsidiaries with respect to or the ability of the Company, Parent or any of their respective Subsidiaries to conduct their respective businesses (including, with respect to, market practices, sales and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Parent or (y) requirement on how or where the Company, Parent or any of their respective Subsidiaries conduct their respective businesses (including, with respect to, market practices, sales and structure) that, in the case of (i) or (ii), individually or in the aggregate, would or would reasonably be expected to result in (A) the license, sale, divestiture or other disposition of any assets of the Company, Parent or the Surviving Entity or their Subsidiaries (other than assets acquired or licensed by Parent or its Subsidiaries from a third party (other than the Company or its Subsidiaries) on or after September 30, 2012 (collectively, “Divestiture Assets”)), (B) a Company Material Adverse Effect or a Parent Material Adverse Effect, or (C) a material adverse effect on the benefits that Parent reasonably expects to be realized or derived from the transactions contemplated hereby; provided, however, that the effect of any license, sale, divestiture or other disposition of any Divestiture Assets shall not be taken into account in determining whether the result described in clause (B) or (C) has occurred. If requested by Parent, the Company will agree to any action contemplated by this Section 7.5(d), provided that such agreement or action is conditioned on the consummation of the Merger.

(e) In furtherance of, and not in limitation of, the foregoing, but upon the terms and subject to the conditions of this Agreement, each of the Company and Parent shall seek to obtain CFIUS Approval, provided, however, that nothing in this Section 7.5 will require or be deemed to require Parent or any of its Subsidiaries to agree to any terms or conditions, or take any actions, in order to obtain CFIUS Approval that (i) would require the license, sale, divestiture or other disposition of any assets of the Company, Parent or the Surviving Entity or their Subsidiaries, other than Divestiture Assets, (ii) relate to Parent’s or its Subsidiaries’ assets, businesses or operations (other than the Surviving Entity’s and its Subsidiaries’ assets, businesses and operations after the Effective Time or Divestiture Assets), or (iii) would or would reasonably be expected to have a Company Material Adverse Effect, a Parent Material Adverse

Effect, or a material adverse effect on the benefits that Parent reasonably expects to be realized or derived from the transactions contemplated hereby; provided, that the effect of a license, sale, divestiture or other disposition of any Divestiture Assets shall not be taken into account in determining whether the result described in clause (iii) has occurred.

7.6 NASDAQ Listing and Delisting. Prior to Effective Time, Parent shall prepare and submit to NASDAQ a listing application, if required under NASDAQ rules, covering the Parent Ordinary Shares issuable in the Merger, and shall use best efforts to obtain approval for the listing of such Parent Ordinary Shares, subject to official notice of issuance, and the Company shall reasonably cooperate with Parent with respect to such listing. Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and to terminate registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time of the Merger.

7.7 Access to Information.

(a) Subject to applicable Laws relating to the exchange of information, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Parent Representatives”), reasonable access, during normal business hours and upon reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, accountants, consultants, representatives, plants, properties, contracts, commitments, books and records and, during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested (including financial and operating data, customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries); provided, however, that any such access shall be conducted under the supervision of personnel of the Company and in a manner that does not interfere in any material respect with the normal operations of the Company.

(b) Parent agrees that it shall not, and shall cause the Parent Representatives not to, use any information obtained pursuant to this Section 7.7 for any purpose unrelated to the transactions contemplated by this Agreement.

(c) Notwithstanding anything to the contrary set forth herein, nothing in this Section 7.7 shall require the Company to disclose any information that, in its sole and reasonable judgment, (i) it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law or binding Order, (ii) the disclosure of which would jeopardize any attorney-client or other legal privilege or (iii) the disclosure of which would conflict with, violate or cause a default under any existing contract or agreement to which it is a party; provided, however, that to the extent that the Company or any of its Subsidiaries is restricted in or prohibited from providing any such access to any documents or data pursuant to any such contract or agreement for the benefit of any third party, each of the Company and any such Subsidiary shall use its commercially reasonable efforts to obtain any approval, consent or waiver with respect to such contract or agreement that is necessary to provide such access to such officer, employee or agent.

Notwithstanding clause (ii) of the immediately preceding sentence, if any of the information or material furnished pursuant to this Section 7.7 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No information received pursuant to an investigation made under this Section 7.7 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the Company set forth in this Agreement or any certificate or other instrument delivered to Parent and Merger Sub in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Letter, (iii) limit or restrict the remedies available to the parties under applicable Law arising out of a breach of this Agreement, or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Article VIII hereof.

7.8 Publicity. The parties agree that no press release or public statement relating to this Agreement or the transactions contemplated hereby shall be issued or made by any party without prior consultation with and consent of the other party (such consent not to be unreasonably withheld or delayed), except (i) as may be required by applicable Law or by obligations pursuant to any agreement with or regulations of any stock exchange, national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements; provided, that each of Parent and the Company may include disclosures relating to this Agreement, the Merger and the transactions contemplated herein in its periodic filings with the SEC or non-U.S. authorities or Governmental Entities without seeking approval from, or consulting with, the other party so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party), or (ii) each of Parent and the Company may make any public statement substantially similar to the information contained in any press release, public disclosures or public statements made in compliance with this Section 7.8, including in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in press releases, public disclosures or public statements made in compliance with this Section 7.8.

7.9 Indemnification of Directors and Officers.

(a) For a period of six (6) years from the Effective Time, the limited liability company agreement of the Surviving LLC shall contain equivalent provisions with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company Articles and Company Bylaws on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers or employees of the Company or any Subsidiary, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(b) After the Effective Time, the Surviving Entity and Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director, officer and employee of the Company and each Subsidiary (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), in each case, to the extent they were indemnified under the Company Articles, Company Bylaws and indemnification contracts in effect as of the date hereof, arising out of or pertaining to any action or omission in their capacity as an officer, director or employee, at or prior to the Effective Time, for a period of six (6) years after the date hereof.

(c) Prior to the Closing, the Company shall and, if the Company is unable to, Parent shall use its commercially reasonable efforts to have the Surviving Entity as of the Effective Time, obtain and fully pay for a single premium “tail” policy, with a claims period of six (6) years from the Effective Time, on the current directors’ and officers’ liability insurance policies maintained by the Company covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof. If the Company and the Surviving Entity for any reason fail to obtain such “tail” policy as of the Effective Time, then the Surviving Entity shall maintain for six (6) years from the Effective Time such current directors’ and officers’ liability insurance policies maintained by the Company (provided, that the Surviving Entity may substitute therefor policies, issued by an insurer carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not less favorable in the aggregate, including a “tail” policy); provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 7.9(c) more than an amount per year of coverage equal to 300% of current annual premiums paid by the Company for such insurance as of the date hereof; provided, further, that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Entity shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums. If any “tail” policy described above is put in place, then from and after the effectiveness of such “tail” policy, neither Parent, nor any of its Subsidiaries, shall have any further obligations under this Section 7.9(c).

(d) In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.9.

(e) Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.9.

(f) Each of the Indemnified Parties is an intended third party beneficiary of this Section 7.9.

7.10 Employee Matters.

(a) Parent shall, for a period of twelve (12) months following the Closing (the “Continuation Period”), provide to employees of the Company or any of its Subsidiaries as of the Closing as a group, other than (i) those represented by a works council and (ii) those whose name is set forth on Section 7.10(a) of the Company Disclosure Letter (the employees whose names are so set forth, the “Change in Control Employees”), and who continue employment with the Surviving Corporation or any of its Affiliates (“Continuing Employees”) (i) base compensation and incentive compensation opportunities which are no less favorable, on an aggregate basis, to the base compensation and incentive compensation (including equity incentive compensation) opportunities provided by the Company and its Subsidiaries prior to the Closing and (ii) pension and welfare benefits that are no less favorable in the aggregate to the pension and welfare benefits provided as of the Closing pursuant to the Employee Benefit Plans set forth on Section 5.10(a) of the Company Disclosure Letter. Parent intends, for the Continuation Period, to provide to the Change in Control Employees (i) base compensation and incentive compensation opportunities which are not materially less favorable, on an aggregate basis, than the base compensation and incentive compensation (including equity compensation) opportunities provided by the Company and its Subsidiaries prior to the Closing and (ii) pension and welfare benefits that are not materially less favorable in the aggregate to the pension and welfare benefits provided as of the Closing pursuant to the Employee Benefit Plans set forth on Section 5.10(a) of the Company Disclosure Letter. The terms and conditions of employment for the employees of the Company or any of its Subsidiaries as of the Closing, who are represented by a works council and who continue with the Surviving Entity or any of its Affiliates (“Union Continuing Employees”), shall be governed by the applicable collective bargaining or works council agreements.

(b) Parent shall, or shall cause its Subsidiaries, to provide to any Continuing Employee who is laid-off or terminated without cause during the Continuation Period with severance benefits in an amount that is equal to the severance benefits (including severance payments and continued health coverage) that the employee would have been entitled to pursuant to the terms of the Reduction in Force Separation Benefits Plan.

(c) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee, Union Continuing Employee or Change in Control Employee becomes a participant, Parent shall and shall use its reasonable best efforts to cause its third party insurers to provide that the Continuing Employees, Union Continuing Employees or Change in Control Employees shall receive full credit for service with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting and determination of benefits under severance and vacation pay plans, to the same extent that such service was recognized as of the Closing Date under a comparable Employee Benefit Plan in which the Continuing Employee or Union Continuing Employee participated (but not for purposes of benefit accrual and not to the extent such credit would result in a duplication of benefits).

(d) Parent shall use its reasonable best efforts to (and shall use its reasonable best efforts to cause its third party insurers to) (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which the Continuing Employees, Union Continuing Employees or Change in Control Employees (and their eligible dependents) are eligible to participate from and after the Closing Date to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were satisfied or waived under the comparable Employee Benefit Plan in which the Continuing Employees, Union Continuing Employees or Change in Control Employees participated and (ii) cause any health benefit plan of Parent or its Subsidiaries in which the Continuing Employees, Union Continuing Employees or Change in Control Employees participate after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee, Union Continuing Employee or Change in Control Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying deductible and co-payment limitations for such year under the relevant welfare benefit plans in which such Continuing Employee, Union Continuing Employee or Change in Control Employee (and dependents) participates following the Closing Date.

(e) Prior to the Closing, Parent and the Company shall cooperate to identify those employees of the Company and its Subsidiaries whose continuing services following the Closing are critical to the success of Parent and its Subsidiaries and to develop and implement as of the Closing an appropriate retention program with respect to such individuals.

(f) Parent shall cause the Surviving Entity and any successor thereto to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under all Employee Benefit Plans listed on Section 5.10(a) of the Company Disclosure Letter in accordance with their terms, including any reserved right to amend or terminate. In addition, notwithstanding any other provision of this Agreement, Parent shall, and shall cause the Surviving Entity and any successor thereto, to maintain the Executive Option, bonus and Group Health Coverage Extension Program on the same terms and conditions as of the date hereof for any Continuing Employee who is eligible for benefits under such plan as of the date hereof.

(g) Nothing in this Section 7.10 shall (i) be treated as an amendment of, or undertaking to amend, any Employee Benefit Plan, (ii) prohibit Parent or any of its Subsidiaries,

including the Surviving Entity, from amending or terminating any Employee Benefit Plan, (iii) confer upon any individual any right to continued employment or service or limit the ability of Parent or any of its Subsidiaries, including the Surviving Entity, to terminate the employment or service of any individual, (iv) limit Parent’s ability to restructure or reorganize its businesses, (v) require Parent to provide any compensation or benefits with respect to any change in control or similar transaction occurring after the Closing or (vi) confer any rights or benefits on any person other than the parties to this Agreement.

(h) As legally or contractually required, the Company and its Subsidiaries, as applicable, shall provide notice to, enter into any consultation procedure with, and shall use reasonable efforts to have obtained required consent or opinion from any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the transaction contemplated in this Agreement.

(i) Prior to the Closing, the Company shall use commercially reasonable efforts to take all such actions as are reasonably necessary to accrue on its financial statements, to the extent in accordance with GAAP, all expenses relating to the termination of employment of any individual who has entered into a Letter Agreement or whose name is set forth on Section 7.10(i) of the Company Disclosure Letter but who has not entered into an employment agreement with Parent that is effective as of the Effective Time; it being understood that nothing in this Section 7.10(i) will require that the Company terminate any such employee with effect prior to immediately prior to the Effective Time. For purposes of the employment agreement between any such individual and the Company, any termination of such individual’s employment pursuant to the preceding sentence shall be treated as a termination of employment without “cause” that occurred following the Effective Time.

7.11 Tax Representation Letter. Parent and the Company shall use their commercially reasonable efforts to, and to cause each of their respective Subsidiaries to, execute and deliver a tax representation letter customary of a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

7.12 Certain Notifications. Between the date of this Agreement and the Effective Time, each of the Company and Parent shall promptly notify the other of (i) any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger, if the failure to obtain such consent would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or prevent, impair or materially impede or delay the consummation of the transactions contemplated by this Agreement and (ii) any action or proceeding commenced or, to the Knowledge of the Company or Parent, threatened in writing against the Company or Parent or any Subsidiary that relates to the transactions contemplated by this Agreement, including the Merger, if such action or proceeding would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or prevent, impair or materially impede or delay the consummation of the transactions contemplated by this Agreement.

7.13 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the

Company, Merger Sub or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, Merger Sub or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

7.14 Takeover Laws. The Company and the Company Board shall take all actions as may be necessary to ensure that no Anti-takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

7.15 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

7.16 FIRPTA Certificate. Not more than thirty (30) days prior to Closing, the Company shall deliver to Parent a certificate, substantially in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and has not been such a United States real property holding corporation within the 5 year period ending on the Closing Date, and a copy of notice provided to the Internal Revenue Service in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

7.17 Operation of the Surviving Entity. It is the intent of Parent to maintain a reasonable economically competitive and efficient operation with respect to the Surviving Entity and its assets in the United States aimed at development or production of source technology elements for a period of time.

7.18 Third Party Contracts.

(a) Prior to Closing, the Company shall use commercially reasonable efforts to pay or agree to pay any fees, costs, damages and expenses arising out of or relating to the obtaining of any consent under any Contract of the Company or its Subsidiaries described in Section 7.5(a)(iii). Immediately prior to Closing, the Company shall, to the extent in accordance with GAAP, reserve for the then estimated additional fees, costs, damages and expense resulting from any such Contract being violated or lost as a result of entering into this Agreement or consummation of the transactions contemplated hereby.

(b) Prior to Closing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to mitigate the adverse effects to the Company and its Subsidiaries that would result upon the Closing from the loss of any Contract of the Company or its Subsidiaries described in Section 7.5(a)(iii) as a result of the failure to obtain a consent, including the loss of any rights thereunder, and shall consult in good faith with Parent in connection with formulating mitigation plans.

7.19 Parent Synthetic Buyback. If Parent makes the return of capital contemplated by the Parent Synthetic Buyback prior to the Closing, then, prior to the Closing, it also will complete the consolidation of Parent’s ordinary shares A in all material respects as described in paragraph 3.2.4.4 of the Circular.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions. There shall not be in effect any Law, temporary restraining order, executive order, decree, ruling, judgment or injunction or other Order of a court or Governmental Entity of competent jurisdiction preventing the transactions contemplated herein from being consummated.

(c) Governmental Filings and Consents. (i) All applicable waiting periods under the HSR Act relating to the transactions contemplated hereunder shall have expired or been terminated, (ii) all clearances and consents required to be obtained under the Foreign Merger Control Laws before the Closing shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated, and (iii) the parties shall have obtained the CFIUS Approval.

(d) Listing Approval. The Parent Ordinary Shares issuable in connection with the Merger shall have been approved for trading on NASDAQ, subject to official notice of issuance.

(e) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not have been withdrawn.

8.2 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following additional conditions (any of which may be waived by the Company, in whole or in part, at any time prior to the Closing):

(a) (i) The representations and warranties of Parent set forth in Section 6.6(a) (Absence of Certain Changes or Events) shall be true and correct both when made and at and as of the Effective Time, with the same effect as if made as of the Closing Date; (ii) the representations and warranties of Parent contained herein (other than the representation and warranties set forth in Section 6.2(a), (b) and (e) (Capitalization), Section 6.3 (Authority) and Section 6.6(a) (Absence of Certain Changes or Events)) shall be true and correct both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications contained therein) (other than those references to “material” set forth in the second to last sentence of Section 6.5(a), Section 6.5(b)(iii), Section 6.5(c) and Section 6.8; and (iii) the representations and warranties of Parent set forth in Section 6.2(a), (b) and (e) (Capitalization) and Section 6.3 (Authority) shall be true and correct in all material respects both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date except the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date will be determined as of such date; and the Company shall have received a certificate executed by a senior executive officer of Parent on its behalf to the foregoing effect.

(b) Parent, Holdco, Merger Sub and Merger Sub 2 shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Closing Date, and the Company shall have received a certificate executed by a senior executive officer of Parent to the foregoing effect.

(c) Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Parent Material Adverse Effect.

8.3 Conditions to Parent’s, Holdco’s, Merger Sub’s and Merger Sub 2’s Obligations to Effect the Merger. The obligations of Parent, Holdco, Merger Sub and Merger Sub 2 to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following additional conditions (any of which may be waived by Parent, Holdco, Merger Sub and Merger Sub 2, in whole or in part, at any time prior to the Closing):

(a) (i) The representations and warranties of the Company set forth in Section 5.6(a) (Absence of Certain Changes or Events) shall be true and correct both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date; (ii) the representations and warranties of the Company contained herein (other than the representations and warranties in Section 5.2(a), (b) and (c) (Capitalization), Section 5.3 (Authority), Section 5.6(a) (Absence of Certain Changes or Events), Section 5.20 (Brokers and Finders)) and Section 5.22 (No Rights Plan; Takeover Provisions) shall be true and correct both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date, except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein) (other than those references to “material” set forth in the second to last sentence of Section 5.5(a), Section 5.5(b), Section 5.5(c), Section 5.5(d), Section 5.8(a), the first sentence of Section 5.13(a), the first sentence of Section 5.13(b) and Section 5.18); and (iii) the representations and warranties of the Company set forth in Section 5.2(a), (b) and (c) (Capitalization), Section 5.3 (Authority), Section 5.20 (Brokers and Finders) and Section 5.22 (No Rights Plan; Takeover Provisions) shall be true and correct in all material respects both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date except the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date will be determined as of such date; and Parent shall have received a certificate executed by a senior executive officer of the Company on its behalf to the foregoing effect.

(b) The Company shall have performed and complied with in all material respects its obligations under this Agreement to be performed or complied with on or prior to the Closing Date, and Parent shall have received a certificate executed by a senior executive officer of the Company to the foregoing effect.

(c) Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) There shall not be pending any action or proceeding by any Governmental Entity of competent jurisdiction challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the Merger.

ARTICLE IX

TERMINATION; WAIVER

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if (i) any court or Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable, (ii) the Company Stockholder Approval shall not have been received at the Stockholders Meeting duly called and held or at any adjournment or postponement thereof at which the vote was taken, or (iii) the Effective Time shall not have occurred on or before July 16, 2013 (the “Termination Date”); provided, that the Termination Date may be extended to October 16, 2013 by either Parent or the Company by written notice to the other party if the Closing shall not have occurred by such date and on such date the conditions set forth in Section 8.1(c) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VIII has been satisfied, waived or remains capable of satisfaction; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party whose willful and material breach of this Agreement was the proximate cause of such failure to close.

9.3 Termination by Parent. This Agreement may be terminated by Parent prior to the Effective Time, if (i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.3(a) or (b) and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company by the earlier of (x) 30 calendar days following receipt of written notice of such breach or failure to perform from Parent and (y) the Termination Date, (ii) the Company Board makes a Board Recommendation Change in connection with a Superior Acquisition Proposal pursuant to Section 7.3(d), (iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement or (iv) the Company Board makes an Intervening Event Board Recommendation Change pursuant to Section 7.3(c), provided, however, that Parent shall not have the right to terminate this Agreement pursuant to Section 9.3(i) if it is then in breach of its representations, covenants or agreements such that the conditions in Sections 8.2(a) or (b) are incapable of being satisfied by the Termination Date.

9.4 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned (i) if at any time prior to the Effective Time, Parent, Holdco, Merger Sub or Merger Sub 2 shall have breached or failed to perform any of its respective representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.2(a) or (b) and (B) is incapable of being cured by Parent, Holdco, Merger Sub or Merger Sub 2 by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub by the earlier of (x) 30 calendar days following receipt of written notice of such breach or failure to perform from the Company and (y) the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to Section 9.4(i) if it is then in breach of its representations, covenants or agreements such that the conditions in Sections 8.3(a) or (b) are incapable of being satisfied by the Termination Date, (ii) if prior to the Stockholders Meeting, the Company Board makes a Board Recommendation Change in connection with a Superior Acquisition Proposal pursuant to Section 7.3(d) or (iii) if prior to the Stockholders Meeting, the Company Board makes an Intervening Event Board Recommendation Change pursuant to Section 7.3(c).

9.5 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or stockholders, other than the provisions of this Section 9.5 and the provisions of Article X; provided, however, that nothing contained in this Section 9.5 shall relieve any party from liability or damages incurred or suffered by a party for any fraud or willful breach of any provision contained in this Agreement.

(b) In the event of termination of this Agreement prior to consummation of the transactions contemplated hereby:

(i) by Parent pursuant to Section 9.3(ii), Section 9.3(iii) or Section 9.3(iv);

(ii) by the Company pursuant to Section 9.4(ii) or Section 9.4(iii);

(iii) by Parent pursuant to Section 9.3(i) if (A) the Company’s breach that gave rise to such right of termination was willful and (B) prior to the willful breach giving rise to such termination any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise disclosed to the Company or its Subsidiaries and not in good faith withdrawn and within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction;

(iv) by either Parent or the Company pursuant to Section 9.2(ii) if prior to the Stockholders Meeting any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise publicly disclosed and not in good faith withdrawn, the Company Board has not made a Board Recommendation Change and within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction; or

(v) by either Parent or the Company pursuant to Section 9.2(iii) if prior to such termination, (A) any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise disclosed and not in good faith withdrawn, (B) prior to such termination the Company has not held the Stockholders Meeting at which a vote on the approval of this Agreement and the Merger is taken, (C) at the time of such termination, each of the conditions to the consummation of the Merger set forth in Article VIII (other than the condition set forth in Section 8.1(a)) has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions remaining capable of satisfaction) and (D) within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction;

then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount equal to $75,000,000, in the case of clause (i) above, within two (2) Business Days following such termination, in the case of clause (ii) above, prior to or concurrently with such termination, or, in the case of clauses (iii), (iv) or (v) above, within one (1) Business Day of the earlier of the execution of such definitive agreement or the consummation of such Alternative Transaction. For the purposes of the foregoing Section 9.5(b) above, the term “Alternative Transaction” shall mean a transaction of a type described in the definition of “Acquisition Proposal” in Section 7.3 except that the references to “fifteen percent (15%)” in the definition of “Acquisition Proposal” in Section 7.3 shall be deemed to be references to “fifty percent (50%).”

(c) The Company acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent, Holdco, Merger Sub and Merger Sub 2 would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 9.5, it shall also pay any costs and expenses actually incurred by Parent, Holdco, Merger Sub or Merger Sub 2 in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

9.6 Extension; Waiver. At any time prior to the Effective Time, each of Parent, Holdco, Merger Sub and Merger Sub 2 and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

MISCELLANEOUS

10.1 Payment of Expenses. Whether or not the Merger shall be consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

10.2 Survival of Representations and Warranties; Survival of Confidentiality. None of the representations, warranties, covenants and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive beyond the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and/or the provisions of this Article X, including without limitation Section 7.9. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, none of the Company, Parent, Holdco, Merger Sub or Merger Sub 2 makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other party or the other party’s representatives of any documentation or other information with respect to any one or more of the foregoing. The Confidentiality Agreement, dated July 6, 2012 (the “Confidentiality Agreement”), by and between the Company and Parent, shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

10.3 Modification or Amendment. Subject to the applicable provisions of the NRS at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by the Company’s stockholders, without the approval of such stockholders.

10.4 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.6 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of New York, including as to validity, interpretation, enforcement and effect, without regard to any applicable conflicts of law principles to the extent that the application of the Laws of another jurisdiction would be required thereby, except that (a) the internal affairs of the corporations party hereto that are organized and existing under the Laws of the State of Nevada, including fiduciary duties of the directors and officers of such corporations, and (b) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the NRS shall be governed by the Laws of the State of Nevada.

10.7 Jurisdiction; Enforcement; Waiver of Jury Trial.

(a) The parties hereby irrevocably submit to the exclusive personal jurisdiction of the courts of the State of New York located in the county of New York and the federal courts of the United States of America for the Southern District of New York in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any such action, suit or proceeding, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or convenient, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such a New York state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.8 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY

HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

(c) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions hereof were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof and to enforce specifically the terms and provisions hereof exclusively in New York state or federal court and any appellate court therefrom, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

10.8 Notices. Unless otherwise set forth herein, any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given (i) upon delivery, when delivered personally, (ii) one (1) Business Day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier), and (iii) three (3) Business Days after being sent by registered or certified mail, postage prepaid, as follows:

If to the Company:

Cymer, Inc.

17075 Thornmint Ct.

San Diego, California

Attn: Paul Bowman

         Senior Vice President, Chief Financial Officer and Secretary

Facsimile No.: 858-735-7100

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067-1725

Attn: Alison S. Ressler, Esq.

         Eric M. Krautheimer, Esq.

Facsimile No.: 310-712-8800

If to Parent, Holdco, Merger Sub or Merger Sub 2:

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

Netherlands

Attn: Robert F. Roelofs

         Vice President Legal and General Counsel

Facsimile No.: +31 40.268.4888

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Attn: Neil P. Stronski, Esq.

Facsimile No.: 917-777-2839

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

10.9 Entire Agreement; Assignment. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. Except as provided in this Agreement, this Agreement may not be assigned by any of the parties hereto by operation of law or otherwise.

10.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Except for as set forth in Section 7.9 and the last sentence of this Section 10.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, prior to the Effective Time, nothing shall preclude the Company from pursuing equitable remedies pursuant to Section 10.7(c) or damages (including reimbursement of expenses or out-of-pocket costs and the benefit of the bargain lost by the stockholders of the Company, taking into consideration relevant matters); provided, however, that (a) to the extent the Company is enforcing or seeking to enforce any rights on behalf of the stockholders of the Company, such rights may only be enforced and sought by the Company in its sole and absolute discretion and (b) nothing in this Agreement shall preclude Parent from contesting any such claims for equitable remedies or damages. Following the Effective Time, the provisions of Article IV hereof shall be enforceable by any one or more of the stockholders of the Company solely to the extent necessary to receive the Merger Consideration to which each such stockholder of the Company is entitled pursuant to Article IV and to cause the occurrence of the actions described in Section 2.1(b).

10.11 Obligation of Parent. Whenever this Agreement requires Holdco, Merger Sub or Merger Sub 2 to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action and a guarantee of the performance thereof.

10.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.13 Certain Interpretations. For purposes of this Agreement:

(a) Unless otherwise specified, all references in this Agreement to Articles, Sections, Schedules and Exhibits shall be deemed to refer to Articles, Sections, Schedules and Exhibits to this Agreement.

(b) Terms defined in the singular shall also include the plural and vice versa.

(c) The table of contents and the Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(d) The words “include,” includes” and “including,” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(e) The words “hereof,” “herein,” “hereby,” “herewith,” “hereto,” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to “the date hereof” shall mean the date of this Agreement.

(f) A reference in this Agreement to $ or dollars is to U.S. dollars and a reference to € or EUR is to Euros.

(g) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

ASML HOLDING N.V.

By:	/s/ Peter T.F.M. Wennink
Name:	Peter T.F.M. Wennink
Title:	EVP and CFO

By:	/s/ Eric Meurice
Name:	Eric Meurice
Title:	President, Chairman and CEO

solely for purposes of Article II, Article IV, Article VI and Article X
ASML US INC.

By:	/s/ Peter T.F.M. Wennink
Name:	Peter T.F.M. Wennink
Title:	Director

By:	/s/ Eric Meurice
Name:	Eric Meurice
Title:	Director

KONA ACQUISITION COMPANY, INC.

By:	/s/ Robert F. Roelofs
Name:	Robert F. Roelofs
Title:	President

solely for purposes of Article II, Article IV, Article VI and Article X
KONA TECHNOLOGIES, LLC

By:	/s/ Robert F. Roelofs
Name:	Robert F. Roelofs
Title:	Manager

CYMER, INC.

By:	/s/ Bob Akins
Name:	Bob Akins
Title:	CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]